United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
CHAPTER 1. PARTIES RESPONSIBLE FOR THE FINAL PROSPECTUS AND AUDITING OF THE ACCOUNTS
1.1 PARTY RESPONSIBLE FOR THE PROSPECTUS
1.2 STATEMENT OF THE PARTY RESPONSIBLE FOR THE PROSPECTUS
1.3 PARTIES RESPONSIBLE FOR THE ACCOUNTS
1.3.1 Statutory Auditors
1.3.2 Deputy Statutory Auditors
1.3.3 Statement of Statutory Auditors
1.4 PARTY RESPONSIBLE FOR THE INFORMATION
CHAPTER 2. THE ISSUE AND LISTING ON THE PREMIER MARCHÉ OF NOTES MANDATORILY REDEEMABLE FOR SHARES
2.1 INFORMATION RELATING TO THE ISSUE
2.1.1 General Shareholders’ Meeting Authorizing the Issue
2.1.2 Decision of the Board of Directors
2.1.3 Decisions of the Chairman of the Board of Directors
2.2 INFORMATION PERTAINING TO THE NOTES
2.2.1 Number and Nominal Value of the Notes, Proceeds of the Issue
2.2.1.1 Number and Nominal Value of the Notes
2.2.1.2 Proceeds of the Issue
2.2.2 Structure of the Issue
2.2.2.1 Offering
2.2.2.2 Selling Restrictions
2.2.3 Preferential Subscription Rights and Priority Subscription Period
2.2.4 Subscription Period
2.2.5 Financial Institutions Responsible for the Placement
2.3 TERMS AND CONDITIONS OF THE NOTES
2.3.1 Form, Denomination and Delivery of the Notes
2.3.2 Nominal Value of each Note -- Issue Price
2.3.3 Issue Date and Settlement Date
2.3.4 Annual Interest
2.3.5 Additional Amount
2.3.6 Mandatory Redemption of Notes for New Shares and Purchase of Notes
2.3.6.1 Mandatory Redemption for New Shares at Maturity
2.3.6.2 Delivery of the New Shares upon Redemption of the Notes at Maturity
2.3.6.3 Publication of Information on the outstanding Notes
2.3.6.4 Repurchase or Public Offers
2.3.7 Optional Redemption of Notes for New Shares
2.3.7.1 Nature of Redemption Rights, Exercise Period and Redemption Ratio
2.3.7.2 Exercise of the Redemption Right
2.3.7.3 Suspension of the Redemption Right
2.3.7.4 Treatment of Fractional Entitlement
2.3.8 Cancellation of Notes
2.3.9 Term and Average Duration
2.3.10 Further Issues
2.3.11 Status
2.3.12 Guarantee
2.3.13 Underwriting
2.3.14 Rating
2.3.15 Representation of Noteholders
2.3.16 Public Offers
2.3.17 Tax Regime for Notes
2.3.17.1 Residents of France for Tax Purposes
2.3.17.1.1. Individuals Holding Notes as Part of their Private Assets
2.3.17.1.2. Legal Entities Subject to Corporate Income Tax
2.3.17.2. Non-Residents of France for Tax Purposes
2.4 GENERAL NOTEHOLDERS’ OR SHAREHOLDERS’ RIGHTS
2.4.1 Rights of Noteholders to Dividends with respect to New Shares Delivered
2.4.2 Tax Regime on Redemption for New Shares
2.4.2.1 Residents of France for Tax Purposes
2.4.2.1.1. Individuals Holding Notes as Part of their Private Assets
2.4.2.1.2 Legal Entities Subject to Corporate Income Tax
2.4.2.2 Non-Residents of France for Tax Purposes
2.4.3 Payment during Liquidation and Reorganization (Redressement et Liquidation Judiciaire) Proceedings
2.4.4 Preservation of Noteholders’ Rights
2.4.4.1 Issuer’s Obligations
2.4.4.2 Capital Reduction Resulting from Losses
2.4.4.3 Adjustment of the Redemption Ratio in the Event of Financial Transactions
2.4.4.4 Publication of Information in the Event of an Adjustment
2.4.5 Notice to Noteholders
2.4.6 Effect of Redemption on Existing Shareholders
2.5 LISTING AND TRADING OF THE NOTES
2.5.1 Listing
2.5.2 Restrictions on the Transferability of the Notes
2.5.3 Listing of Similar Securities
2.6 GENERAL INFORMATION
2.6.1 Paying Agent
2.6.2 Jurisdiction
2.6.3 Use of Proceeds
2.7 SHARES DELIVERED UPON REDEMPTION
2.7.1 Rights attached to the Shares to be Delivered
2.7.1.1 New Shares to be Issued on Redemption
2.7.1.2 Existing Shares to be delivered on Redemption
2.7.1.3 General Provisions
2.7.2 Transferability of the Shares
2.7.3 Nature and Form of the Shares
2.7.4 Taxation of Allotted Shares
2.7.4.1 Residents of France for Tax Purposes
2.7.4.1.1. Individuals Holding French Shares as Part of their Private Assets
2.7.4.1.2. Legal Entities Subject to Corporate Income Tax
2.7.4.2 Non-Residents of France for Tax Purposes
2.7.5 Listing of New Shares and Existing Shares
2.7.5.1 Assimilation of New Shares
2.7.5.2 Other Markets and Places of Listing
2.7.5.3 Volume of transactions and movements in shares of class A and class O
2.8 RISK FACTORS
2.9 EXCEPTIONAL EVENTS AND LITIGATION
CHAPTER 3. GENERAL INFORMATION ABOUT THE COMPANY AND ITS SHARE CAPITAL
CHAPTER 4. INFORMATION CONCERNING THE ACTIVITY OF THE COMPANY
CHAPTER 5. ASSETS, FINANCIAL POSITION AND RESULTS
CHAPTER 6. ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES
CHAPTER 7. INFORMATION ON RECENT DEVELOPMENTS AND OUTLOOK

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: January 20th, 2003	By:	/S/ Jean-Pascal Beaufret Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Notes Mandatorily Redeemable for New or Existing

Alcatel Class A Shares

OFFERING CIRCULAR

The Notes mandatorily redeemable for New or Existing Alcatel class A Shares (the “Notes”) of Alcatel are being offered by way of a public offering in France and an offering to institutional investors in and outside France, excluding the United States, Canada and Japan.

This offering circular should be read in conjunction with the English translations of:

•	Alcatel’s document de référence which was filed with the Commission des opérations de bourse on March 18, 2002 under number D02-0125; and

•	the prospectus approved by the Commission des opérations de bourse on August 7, 2002 under visa number 02-939.

THIS OFFERING CIRCULAR CONTAINS A NON-CERTIFIED AND NON-BINDING TRANSLATION, PREPARED FOR INFORMATION PURPOSES ONLY, OF THE FRENCH LANGUAGE NOTE D’OPÉRATION RELATING TO THE ISSUANCE OF THE NOTES, WHICH RECEIVED VISA NO. 02-1246 DATED DECEMBER 16, 2002 OF THE COMMISSION DES OPÉRATIONS DE BOURSE. IN THE EVENT OF ANY AMBIGUITY OR CONFLICT BETWEEN THIS DOCUMENT AND THE FRENCH VERSION OF THE NOTE D’OPÉRATION, THE FRENCH VERSION OF THE NOTE D’OPÉRATION SHALL PREVAIL. NEITHER ALCATEL NOR THE MANAGERS ASSUME ANY LIABILITY WITH RESPECT TO THIS NON-CERTIFIED TRANSLATION.

Application has been made to list the Notes on the Premier Marché of Euronext Paris S.A. with effect from December 23, 2002. The existing Alcatel class A shares are listed on the Premier Marché of Euronext Paris S.A., Amsterdam, Brussels, Basel, Frankfurt, Geneva, Tokyo and Zurich, as well as on the SEAQ in London. Alcatel class A shares have also been listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares since December 11, 2000.

Deutsche Bank

Global Coordinator, Lead Manager and Bookrunner

The date of this offering circular is December 16, 2002.

This offering circular does not constitute an offer of, or an invitation to purchase, any of the Notes in any jurisdiction in which such offer or invitation would be unlawful. No action has been taken in any jurisdiction other than France that would permit a public offering of the Notes, or the circulation or distribution of this offering circular or any other offering material, where action for that purpose is required.

The distribution of this offering circular and the offer and sale of the Notes in certain jurisdictions may be restricted by law. Persons receiving this offering circular are required by Alcatel and the Lead Manager to inform themselves about, and to observe, any such restrictions.

THIS OFFERING CIRCULAR HAS NOT BEEN AND WILL NOT BE SUBMITTED TO THE CLEARANCE PROCEDURES OF THE COMMISSION DES OPÉRATIONS DE BOURSE AND ACCORDINGLY MAY NOT BE USED IN CONNECTION WITH ANY OFFER OR SALE OF THE NOTES TO THE PUBLIC IN FRANCE.

The delivery of this offering circular, or any sale made in connection with the offering of the Notes, shall not under any circumstances imply that the information herein contained is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of Alcatel and its consolidated subsidiaries since the date of this offering circular.

Neither the Notes nor the shares have been or will be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) for offer or sale as part of their distribution and may not be offered or sold in the United States. The Notes are being offered and sold exclusively outside the United States in offshore transactions, in accordance with Regulation S of the Securities Act.

Terms used in the paragraph above shall have the respective meanings ascribed to such terms in Regulation S.

Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognised by Alcatel.

This offering is being conducted pursuant to the standards and requirements of French law and regulations.

No person has been authorized to give any information or to make any representation other than those contained in this offering circular, and, if given or made, such information or representations must not be relied upon as having been authorized.

This communication is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2) (a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

In connection with this issue, the Lead Manager, or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes or the shares of Alcatel at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Lead Manager, or any agent of his, to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

i

Public Limited Company (“société anonyme”)

With a share capital of 2 529 416 996 euros
Registered Office: 54, rue La Boétie — 75008 Paris
542 019 096 R.C.S. Paris

PROSPECTUS

AVAILABLE TO THE PUBLIC AND RELATING TO THE ISSUE AND ADMISSION TO

THE PREMIER MARCHÉ
OF EURONEXT PARIS S.A. OF NOTES MANDATORILY REDEEMABLE FOR
NEW OR EXISTING ALCATEL CLASS A SHARES

A legal notice will be published in the Bulletin des annonces légales obligatoires on December 18, 2002.

Visa de la Commission des opérations de bourse

In application of Articles L. 412-1 et L. 621-8 of the French Monetary and Financial Code, the Commission des opérations de bourse has granted visa No. 02-1246 dated December 16, 2002 for this prospectus, in accordance with the provisions of Regulation No. 98-01. This prospectus has been prepared by the issuer and the signatories are liable for its content. The visa implies neither approval of the transaction nor validation of the accounting and financial information presented herein. It has been granted after review of the relevance and consistency of the information given in light of the transaction offered to the investors.

The prospectus incorporates:

•	Alcatel’s document de référence including general information in respect of the administration, direction and control of the company, the group, financial information, and listing information which was filed with the Commission des opérations de bourse on March 18, 2002, under visa number D.02-0125;

•	the prospectus approved by the Commission des opérations de bourse on August 7, 2002 under the visa number 02-939, whose purpose was the listing of Alcatel class A shares resulting from the redemption of mandatorily redeemable notes issued by Coralec and reserved for Evelyne Acquisition Corp. and Telera Inc. in the context of the acquisition of Telera Inc. by Alcatel; and

•	this prospectus is available on the websites www.cob.fr and www.alcatel.com.

Copies of this prospectus may be obtained free of charge from the institution indicated below, as well as from the registered office of Alcatel, 54, rue de la Boétie — 75008 Paris.

Deutsche Bank

Global Coordinator, Lead Manager and Bookrunner

Important Notice

The Commission des opérations de bourse draws the attention of the public to the following matters:

—	the particular characteristics of this Financial Instrument, as set out in paragraphs 2.3.4 to 2.3.7.

—	the terms and conditions relating to the redemption in the event of insolvency proceedings and, in particular, liquidation, as set out in paragraph 2.4.3.

ALCATEL

CHARACTERISTICS OF THE NOTES MANDATORILY REDEEMABLE FOR NEW SHARES OR

EXISTING CLASS A SHARES OF ALCATEL

Issuer:	Alcatel, a société anonyme with a share capital of EUR 2,529,416,996, with its registered office at 54, rue La Boétie, 75008 Paris 542 019 096, hereafter the “Company”.

Number of Notes Issued:	This debt offering has a nominal value of approximately EUR 630 million, which may be increased by the exercise of an extension clause to approximately EUR 724.5 million and by the exercise of a greenshoe option of around EUR 819 million. The issuance is composed of a number of notes mandatorily redeemable for Alcatel class A shares (the “Notes”) of 117,977,528 (prior to the exercise of the extension clause and the greenshoe option), which may be increased to 135,674,157 (after the extension clause and before the exercise of the greenshoe option) or to 153,370,787 (after the exercise of the extension clause and the greenshoe option). On the basis of a redemption ratio of one share for one Note (Maximum Redemption Ratio), the maximum number of class A Alcatel shares to be issued in the redemption of the Notes on the Maturity Date will be identical to that of the Notes.

Nominal Value Per Note:	The nominal value per Note will be EUR 5.34.

Issue Price:	At par value payable in full on the settlement date.

Note registration date:	19/12/2002.

Issue date and settlement date:	23/12/2002.

Term of the Notes:	3 years from the Settlement Date to the Maturity Date (the average duration is equal to the term of the Notes in the absence of an early redemption).

Annual Interest:	The Notes will bear interest at a rate of 7.917% per annum. The Company will, on January 2, 2003, pay all interest due, at a rate of 7.917%, calculated from the Settlement Date to the Maturity Date, discounted to its net present value being EUR 1.09115 representing 20.43% of the nominal value of the Notes.

Additional Amount:	In the event that the Company elects to pay dividends to its shareholders, either in cash or in shares, each Noteholder will receive payment of an amount equal to the product of (a) the Maximum Redemption Ratio and (b) the amount of the dividend paid in respect of one Alcatel class A share, increased by any tax credit attached to such dividend (at the rate applicable to French corporations with registered offices in France, other than those companies considered as parent companies under articles 145 and 146 of the French tax code (Code général des impôts); when multiple tax rates are applicable to French corporations with registered offices in France, the applied rate shall be the lowest tax rate applicable to French corporations with registered offices in France who do not benefit from the tax regime of parent companies and subsidiaries.

The Company may elect to pay the Additional Amount in cash or in existing class A shares of the Company.

Redemption at Maturity:	Full redemption is expected to occur by a repayment in Alcatel class A shares (new or existing) (as defined below) on December 23, 2005, or the next Trading Day if this is not one.

Mandatory Redemption for New Shares at Maturity:	Unless previously redeemed, purchased or cancelled, and subject to the provisions of Paragraph 2.4.4 relating to the preservation of Noteholders’ rights, each Note will be redeemed (the “Mandatory Redemption”) at the planned date of December 23, 2005 (the “Maturity Date”) for New or Existing Shares on the basis of ONE share per Note (the “Maximum Redemption Ratio”).

Early Redemption at the Option of the Holder:	The Noteholders may, at any time, from December 26, 2002 until the seventh Trading Day preceding the Maturity Date, request the redemption of the Notes in New Shares or Existing Shares on the basis of the following redemption ratio (the “Minimum Redemption Ratio”):

Minimum Redemption Ratio = 1 — (annual interest rate × Remaining Life of the Note).

The Remaining Life of the Note is equal to the number of days elapsed between the date (inclusive) on which the holder of the Notes will have notified the Company of its Redemption Right and the Maturity Date, divided by 365, and rounded to the nearest thousandth.

The Minimum Redemption Ratio and the Maximum Redemption Ratio will be adjusted if necessary pursuant to paragraph 2.4.4.3 (the Maximum Redemption Ratio being equal to 1, except in the event of the adjustments referred to in paragraph 2.4.4).

Redemption of the Notes in New Shares or Existing Shares:	The Notes will be redeemable in New Shares or Existing Shares of class A of the Company.

Preferential Subscription Rights and Priority Subscription Period:	The shareholders of the Company have waived their preferential subscription rights and no priority subscription period is applicable.

Subscription Period:	The offering to institutional investors was opened and closed December 12, 2002. It will be followed by an offering to individuals, which will be open from December 17, 2002 to December 19, 2002 inclusive.

12/12/2002	Publication of a press release by the Company announcing the initial conditions of the issue.
12/12/2002	Opening of the order book to institutional investors.
12/12/2002 (evening)	Closing of the order book to institutional investors.
16/12/2002	Granting of the visa from the Commission des opérations de bourse on the Note d’opération.
17/12/2002	Publication of a notice by Euronext Paris S.A.

From 17/12/2002 to 19/12/2002 inclusive	Subscription period open to individuals. December 19, 2002: last date for the exercise of the extension clause.
19/12/2002	Issue and full registration of the Notes.
23/12/2002	Last date for the exercise of the greenshoe option. Settlement of the Notes and delivery to the RELIT system of Euroclear France. Listing of the Notes for trading on the Premier Marché Euronext Paris S.A..

Rights Attached to New Shares issued following Redemption:	New Shares to be issued on redemption shall bear rights from the first day of the fiscal year in which the Notes are so redeemed thus giving right to the total amount of dividends owed for the financial year in question (which shall be paid during the course of the following financial year).

Rights attached to existing shares issued following Redemption:	Existing shares issued on redemption shall bear and confer all existing rights, from the date of their delivery.

Share Price:	Closing price, for Alcatel class A shares:

— December 11, 2002 (day before the private placement): EUR 5.33 per share.

— December 13, 2002 (closing price): Euro 4.61 per share.

CHAPTER 1.     PARTIES RESPONSIBLE FOR THE FINAL PROSPECTUS AND

AUDITING OF THE ACCOUNTS

1.1     PARTY RESPONSIBLE FOR THE PROSPECTUS

Serge Tchuruk, Chief Executive Officer of Alcatel.

1.2     STATEMENT OF THE PARTY RESPONSIBLE FOR THE PROSPECTUS

“To my knowledge, the information presented in this prospectus is true and accurate. It provides investors with all the necessary elements to be able to base a judgment on the property, activity, financial situation, revenues and outlook of Alcatel, as well as the rights associated with the securities offered. No information has been omitted that would alter the meaning of the contents of this document.”

Paris, December 16, 2002

Serge Tchuruk

Chief Executive Officer

1.3     PARTIES RESPONSIBLE FOR THE ACCOUNTS

1.3.1     Statutory Auditors

•	DELOITTE TOUCHE TOHMATSU

185 avenue Charles-de-Gaulle — 92203 Neuilly-sur-Seine Cedex

Represented by M. Alain Pons

Duration of term: 6 accounting periods.

Date of first term: Shareholders’ Meeting of June 23, 1994 (renewed May 16, 2000).

Expiration date of current term: at the close of the Shareholders’ Meeting convened to approve the accounts for the fiscal year ending December 31, 2005.

•	BARBIER FRINAULT & AUTRES

41, rue Ybry — 92576 Neuilly-sur-Seine Cedex

Represented by M. Christian Chiarasini

Duration of term: 6 accounting periods.

Date of first term: Shareholders’ Meeting of June 23, 1994 (renewed May 16, 2000).

Expiration date of current term: at the close of the Shareholders’ Meeting convened to approve the accounts for the fiscal year ending December 31, 2005.

1.3.2     Deputy Statutory Auditors

•	M. Philippe Peuch-Lestrade

41, rue Ybry — 92576 Neuilly-sur-Seine Cedex

Duration of term: 6 accounting periods.

Expiration date of current term: at the close of the Shareholders’ Meeting convened to approve the accounts for the fiscal year ending December 31, 2005.

•	M. Olivier Azières

185 avenue Charles-de-Gaulle — 92203 Neuilly-sur-Seine Cedex

Duration of term: 6 accounting periods.

Expiration date of current term: at the close of the Shareholders’ Meeting convened to approve the accounts for the fiscal year ending December 31, 2005.

1.3.3     Statement of Statutory Auditors

Free translation of a French language original for convenience purpose only. Accounting principles and auditing standards and their application in practice vary among nations. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditor in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report of which a translation for convenience purposes only is presented in this document are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

As the Statutory Auditors of Alcatel and in accordance with COB regulation 98-01, we have performed certain procedures, in accordance with generally accepted accounting standards in France, on the financial position and historical financial statements provided in this prospectus prepared for the purposes of the issuance of notes mandatorily redeemable by Alcatel class A shares.

This prospectus includes the (document de référence filed on March 18, 2002 with the COB under number D.02-0125 for which we gave a statement dated March 18, 2002 concluding that, on the basis of the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial information and financial statements presented in the document de reference.

This prospectus also includes the prospectus filed on August 7, 2002 with the COB under number 02-939 for which we gave a statement dated August 7, 2002 concluding that, on the basis of the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial information and financial statements presented in the prospectus.

This prospectus has been prepared under the responsibility of the Chairman of the Board of Alcatel. Our responsibility is to report on the fairness of the information presented in this prospectus relating to the financial statements.

We have conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial situation and the financial statements and its consistency with the financial statements on which we have issued a report. Our procedures also include reading the other information contained in this prospectus in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatement of facts that we may have found in reading the other information based on our general knowledge of the company obtained during the course of our engagement. With respect to the selected prospective data resulting from an organized process, our procedures consisted of a reading of management’s assumptions and the resulting figures.

The non-consolidated and the consolidated financial statements for the financial years ended December 31, 2001, 2000 and 1999 approved by the board of directors were audited by us in accordance with auditing standards applicable in France and were certified without qualification.

In our report on the consolidated financial statements for the financial year ended December 31, 1999, and without calling into question the opinion expressed above, we draw the attention on the changes in the valuation method and the presentation of reserves for pensions and retirement benefit, and on accounting changes following the first application of the new rules and methods for consolidated financial statements that were implemented in 1999.

We have performed a limited review, in accordance with professional standards applicable in France, on the consolidated financial statements for the nine months ended September 30, 2002 approved by the board of directors.

In our report on the consolidated accounts for the period ended September 30, 2002, and without calling into question the conclusion expressed above, we draw the attention to the change of method resulting from the first implementation, as from January 1, 2002, of regulation CRC no. 2000-06 relating to liabilities.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial information and financial statements presented in this prospectus.

Neuilly-sur-Seine, December 16, 2002

The Statutory Auditors

BARBIER FRINAULT AND OTHERS Christian Chiarasani	DELOITTE TOUCHE TOHMATSU Alain Pons

1.4     PARTY RESPONSIBLE FOR THE INFORMATION

Claire PEDINI

Telephone: 00.33.(0)1.40.76.13.93

CHAPTER 2.     THE ISSUE AND LISTING ON THE PREMIER MARCHÉ OF NOTES

MANDATORILY REDEEMABLE FOR SHARES

2.1     INFORMATION RELATING TO THE ISSUE

2.1.1     General Shareholders’ Meeting Authorizing the Issue

By its tenth resolution, the mixed shareholders’ meeting (Assemblée générale mixte) of Alcatel, held on April 18, 2002 authorized the board to take all necessary measures to carry out an increase in the share capital through, without preferential rights of subscription, of class A and/or class O shares, equity warrants and/or securities giving immediate or future access to shares of all classes of the company.

This authorization allows the issue of notes redeemable by shares up to an amount of EUR 750 million as an increase in the share capital and up to an amount of EUR 6 billion in respect of debt securities.

2.1.2     Decision of the Board of Directors

Making use of the powers delegated by the mixed extraordinary shareholders’ meeting of the Company on April 18, 2002, the Board of Directors, considering that the proposed issue was an appropriate means in the current circumstances to reinforce the financial condition of the Company, decided without any reservation on December 11, 2002, the issue of mandatorily redeemable notes for new shares or existing class A shares of the Company subject to a maximum nominal value of EUR 1,140 million for the notes and a maximum nominal value of EUR 380 million for a capital increase which may be achieved by redemption of the notes. It has delegated, in the manner set out in this prospectus, all powers to its Chairman in order to implement this issuance.

2.1.3     Decisions of the Chairman of the Board of Directors

In accordance with the powers received from the Board of Directors, the Chairman of the Board of Directors fixed, in a decision of December 12, 2002, the issue price and the interest rate for the Notes.

2.2     INFORMATION PERTAINING TO THE NOTES

In this Note d’Opération, the term “Notes” means notes mandatorily redeemable into new shares or existing class A shares of Alcatel having all the characteristics described in this Note d’Opération.

2.2.1     Number and Nominal Value of the Notes, Proceeds of the Issue

2.2.1.1     Number and Nominal Value of the Notes

This debt offering has a nominal value of approximately EUR 630 million, which may be increased by the exercise of an extension clause to approximately EUR 724.5 million and by the exercise of a greenshoe option of around EUR 819 million. The issuance is composed of a number of notes mandatorily redeemable for Alcatel class A shares (the “Notes”) of 117,977,528 (prior to the exercise of the extension clause and the greenshoe option), which may be increased to 135,674,157 (after the extension clause and before the exercise of the greenshoe option or to 153,370,787 (after the exercise of the extension clause and greenshoe option).

On the basis of a redemption ratio of one share for one Note (“Maximum Redemption Ratio”) the maximum number of class A Alcatel shares to be issued by redemption of the Notes on the Maturity Date will be identical to that of the Notes.

2.2.1.2     Proceeds of the Issue

The gross proceeds of the issue amount to EUR 630 million which may be increased by the exercise of an extension clause to EUR 724.5 million and by the exercise of a greenshoe option to EUR 819 million. The net proceeds of the issue which will be paid to the issuer, after the deduction of approximately EUR 16.2 million corresponding to the fees due to financial intermediaries, attorneys’ fees and administrative and legal costs, amounts to approximately

EUR 613.8 million (approximately EUR 798.1 million if the extension clause and the greenshoe issue are exercised).

2.2.2     Structure of the Issue

2.2.2.1     Offering

The Notes will be offered:

—	by a public issue in France, initially to institutional investors, followed by an offering to individuals;

—	outside France by means of a private offering, in accordance with the rules applicable to each jurisdiction where the offering is being made, with the exception of the United States of America, Canada and Japan where no placement will be made.

No specific tranche of Notes is designated for a particular market.

2.2.2.2     Selling Restrictions

The distribution of this Note d’Opération and the offer or sale of the Notes may, in certain countries, be subject to specific regulations. Persons in possession of this Note d’Opération should familiarize themselves with, and comply with, any local restrictions.

Each institution responsible for the offering will comply with the laws and regulations in effect in each jurisdiction in which the Notes will be offered and, in particular, with the selling restrictions set forth below.

United Kingdom Selling Restrictions

Each financial institution involved in the offering has undertaken:

(i)	not to offer nor sell, prior to the expiry of a period of six months from the Closing Date, and will not offer or sell any Notes or New Shares or Existing Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended;

(ii)	to comply with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

(iii)	not to issue nor distribute invitations or incentives to start a placement or investment activity (in accordance with article 21 of the FSMA) received by the institution and in relation to the issue or the sale of Notes only under circumstances where article 21(1) of the FSMA does not apply to the Company.

This communication is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

United States Selling Restrictions

The Notes and the class A shares of Alcatel to be issued or delivered upon redemption of the Notes, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States of America. None of the Company, a distributor as defined by Regulation S of the Securities Act, the institutions in charge of the placement, any of their affiliates as defined by Rule 405 of the Securities

Act or any other person acting on behalf of one of the persons above-mentioned may engage in any directed selling efforts, as set forth in Regulation S of the Securities Act, with respect to the United States of America.

The Notes will be offered and sold exclusively outside the United States in offshore transactions in accordance with Regulation S of the Securities Act.

Unless otherwise specified, the terms used in the preceding two paragraphs shall have the respective meanings ascribed to such terms in Regulation S of the Securities Act.

Each purchaser of the Notes offered outside the United States in accordance with Regulation S of the Securities Act will be deemed to have represented and agreed that:

1.	Neither the Notes nor the class A shares of Alcatel to be issued upon redemption of the Notes have been nor will be registered under the Securities Act or with any securities regulatory authority of the United States; and

2.	the purchaser is acting now or when acquiring the Notes in their own name, and (a) is not a U.S. person and is located outside the United States at the time the buy order for the Notes is originated and continues to be located outside the United States (for the purposes of Regulation S of the Securities Act), (b) neither the purchaser nor any person acting on his behalf knows that the transaction has been pre-arranged with a buyer in the United States and, (c) the purchaser is not an affiliate of the Company or any person acting as or on behalf of this affiliate.

The Company, the Managers and their respective affiliates may rely on the truth and fairness of the declarations above.

2.2.3     Preferential Subscription Rights and Priority Subscription Period

The shareholders of the Company have expressly waived their preferential subscription rights to the Notes at the mixed shareholders’ meeting of April 18, 2002. This decision also includes an express waiver of their preferential subscription rights for any new shares to be issued in the event of redemption of the Notes.

No priority subscription period for the shareholders is applicable.

2.2.4     Subscription Period

The offering to institutional investors was open and closed on December 12, 2002. It will be followed by an offering to individuals, from December 17, 2002 to December 19, 2002 inclusive.

Persons able to subscribe for the Notes in the offering

Institutional investors

Institutional investors and mutual funds (fonds communs de placement) have placed their orders with Deutsche Bank, at the latest by December 12, 2002.

Individual investors

Individual investors may place their orders with any authorized intermediary in France until December 19, 2002. The orders must specify the maximum quantity and price.

Only one order may be made per person. An order may not be divided between several financial intermediaries and must be placed with a single intermediary.

Timetable:

December 12, 2002	Publication of a press release by the Company announcing the conditions of the issue.

December 12, 2002	Opening of the order book to institutional investors.

December 12, 2002 (evening)	Closing of the order book to institutional investors.

December 16, 2002	Granting of the visa from the Commission des opérations de bourse on the Note d’Opération.

December 17, 2002	Publication of a notice by Euronext Paris S.A.

December 17, 2002 to December 19, 2002 inclusive	Subscription period open to individuals. December 19, 2002: last date for the exercise of the extension clause.

December 19, 2002	Issue and full registration of the Notes.

December 23, 2002	Last date for the exercise of the greenshoe option. Settlement of the Notes and delivery to the RELIT system of Euroclear France. Listing of the Notes for trading on the Premier Marché of Euronext Paris S.A.

The final number of Notes issued and the final nominal value will be indicated in a notice to be published by Euronext Paris S.A.

2.2.5     Financial Institutions Responsible for the Placement

Subscription orders for the Notes must be placed with Deutsche Bank in its capacity as Global Coordinator, Lead Manager and Bookrunner.

2.3     TERMS AND CONDITIONS OF THE NOTES

2.3.1     Form, Denomination and Delivery of the Notes

The Notes to be issued by the Company constitute securities carrying rights to shares of the Company, within the meaning of Articles L. 228-91 et seq. of the French Code de commerce.

The Notes will be governed by French law.

The Notes will be issued on December 19, 2002 in registered form. In subscribing for the securities, the initial subscribers will be able to authorize Société Générale, Titres et Bourses, BP 81 236-44 312 Nantes Cedex 3, as fiscal agent for the Notes to convert the Notes to bearer form on December 26, 2002.

From December 26, 2002 the Notes will be in either bearer or registered form, at the option of the holders. The Notes will in any event be in book-entry form (inscrites en compte) and held, as the case may be, through:

•	Société Générale as agent of the Company in respect of fully registered Notes (nominatifs purs);

•	an authorized financial intermediary (intermédiaire financier habilité) of their choice in respect of Notes in administered registered form (nominatifs administrés), in bearer form (au porteur).

Settlement and delivery will take place through the Euroclear France RELIT system.

The Notes will be accepted for clearance through Euroclear France, which will ensure the clearing of Notes between account holders. The Notes will also be accepted for clearance through Euroclear Bank S.A./N.V. and Clearstream Banking S.A.

The Notes will be transferable as from the Settlement Date.

2.3.2     Nominal Value of each Note — Issue Price

The nominal unitary value per Note is fixed at EUR 5.34.

In accordance with article L.225-136 of the Code de commerce (the “10 out of 20” rule) and with the tenth resolution approved by the extraordinary general meeting of the shareholders of the Company on April 18, 2002, and in view of the Maximum Redemption Ratio set out in 2.3.6.1, the nominal unitary value of the Notes shall be at least equal to the average prices for Alcatel class A shares for ten consecutive stock exchange trading days selected among the 20 last stock exchange trading days prior to the commencement of the issue.

The Notes will be issued at par, being an issue price equal to 100% of the nominal unitary value, payable once at the Settlement Date.

2.3.3     Issue Date and Settlement Date

December 23, 2002. The Notes will be issued and fully registered in the names of the initial subscribers at the latest by December 26, 2002.

2.3.4     Annual Interest

The Notes will bear interest at a rate of 7.917% per annum.

On January 2, 2003, the Company will pay all interest due, from the Settlement Date to the Maturity Date, discounted to its net present value, at a rate of 7.917%, being EUR 1.09115 representing 20.43% of the nominal value of the Notes.

Claims in respect of the Annual Interest will become void after a period of five years starting from the due date of any such payment being January 2, 2003.

The table below sets out the theoretical rate of return for an investor who has subscribed for the Notes based on the evolution in the price of Alcatel category A shares at maturity.

Rate of return for an investor

Alcatel A price at maturity	2.67	3.20	3.74	4.27	4.81	5.34	5.87	6.41	6.94	7.48	8.01
Variation of rate at maturity compared with reference price	(50)%	(40)%	(30)%	(20)%	(10)%	0%	10%	20%	30%	40%	50%
Rate of return	(14.3)%	(9.0)%	(4.2)%	(0.2)%	(4.2)%	7.9%	11.4%	14.7%	17.8%	20.7%	23.5%

Assumption:	Reference price for Alcatel class A shares: equal to the issue price of the Notes being EUR 5.34

2.3.5     Additional Amount

This provision shall apply to all class A share dividends that have been the object of a decision of distribution by a shareholders’ meeting resolution (or in the form of a pre-paid dividend by the Board of Directors) held between the Issue Date of the Notes and December 23, 2005.

In the event that the Company should distribute dividends to its class A shareholders in cash, in shares or in specie, each Note will give right to payment of an amount (such amount, the “Additional Amount”) equal to the multiplication of (a) the Maximum Redemption Ratio by (b) the amount of the dividend paid with respect to one class A share, increased by an amount equal to the “avoir fiscal” tax credit attached to such dividend to which legal entities having their registered office in France are entitled, other than parent companies within the meaning of articles 145, 146 and 216 of the French tax code; where multiple “avoir fiscal” tax credit rates are applicable to legal entities with registered offices in France, the applied rate shall be the lowest “avoir fiscal” tax credit rate applicable to legal entities with registered offices in France which do not benefit from the French parent-subsidiary tax regime.

On the second Business Day following the Business Day when the Company adopts a resolution to distribute such a dividend (or, as the case may be, the Board of Directors decides to pay a pre-paid dividend), the Company shall have to notify the paying agent (the “Paying Agent”) (the “Share Option Election Notice”), which in turn shall notify the Noteholders, whether it elects to pay the Additional Amount in cash or by transfer of existing class A shares of the Company. In the absence of such notification, the Company will be deemed to have elected to pay the Additional Amount in cash.

(a)	The Company shall have to specify in the Share Option Election Notice:

1. the amount of dividend per class A share; and

2. the date on which the subject dividend is to be paid to the class A shareholders of the Company.

(b)	If the Company elects to pay the Additional Amount in cash, such cash payment shall be paid by the Company on the same day as any such dividend shall be made available to the shareholders.

(c)	If the Company elects to pay the Additional Amount by transfer of existing class A shares, the aggregate number of existing class A shares to be distributed in respect of such Additional Amount shall be determined for each Note by dividing the Additional Amount by the Average Weighted Share Price (as defined below) of a share, multiplied by 103%. Noteholders registered in the books at the Dividend Payment Date shall be entitled to the Additional Amount. Fractional shares shall be paid in an amount in euros equal to the product of such fractional shares by the Average Weighted Share Price.

The “Average Weighted Share Price” of one class A share shall be calculated by the Paying Agent and shall be equal to the arithmetic average of the volume weighted average prices of a class A share on the five consecutive Trading Days starting on the first Trading Day following the Dividend Payment Date. This Average Weighted Share Price shall be calculated by the Paying Agent on the basis of the information published by Bloomberg (currently Bloomberg, page AQR). If Bloomberg does not publish this information, the Paying Agent will determine the Average Weighted Share Price on the basis of the recommendation of the Expert.

“Expert” means an independent investment bank of repute agreed upon by the Company and the Paying Agent. However, if the Company and the Paying Agent are unable to reach agreement on the choice of Expert after a period of seven Business Days, each of them will designate an Expert, and two designated Experts will select a third Expert. In that event, all references herein to an Expert shall be deemed to be a reference to the three Experts so appointed whose decisions will be taken on a simple majority. The Expert’s decisions shall be final and binding on the Company, the Noteholders and the Calculation Agent.

The Paying Agent shall notify the Company, at the latest on the next Trading Day following the last day of the above-mentioned five Trading Day averaging period, of the number (or the fraction) of existing class A shares to be allocated to each Noteholder, on the basis of the number of Notes held, the total number of existing class A shares to be allocated to the Noteholders, as well as the cash amount corresponding to any fractional shares.

The existing shares shall be delivered to the Noteholders on the fourth Trading Day following the last day of the above-mentioned five Trading Day averaging period.

2.3.6     Mandatory Redemption of Notes for New Shares and Purchase of Notes

The Notes may not be redeemed or purchased by the Company other than in accordance with this paragraph 2.3.6 and paragraph 2.3.7. Whether in the case of a redemption at maturity or at the option of the holders, the Company will, for the purposes of the redemption of the Notes, use either newly issued shares or shares which it already holds directly or indirectly, or shares which it might acquire other than for cash in the context of restructuring operations. It will therefore not carry out purchases of existing shares for the purposes of redeeming the Notes in shares.

2.3.6.1     Mandatory Redemption for New Shares at Maturity

Unless previously redeemed, purchased or cancelled, each Note will be mandatorily redeemed on December 23, 2005 (the “Maturity Date”) for the number of New Shares or Existing Shares (the “Mandatory Redemption”) on the basis of ONE share per Note (“Maximum Redemption Ratio”).

The Minimum Redemption Ratio as defined in paragraph 2.3.7.1 below and the Maximum Redemption Ratio will be adjusted from time to time pursuant to paragraph 2.4.4.3.

The Company may choose either:

•	the redemption of notes in New Shares;

•	the redemption of notes against Existing Shares; or

•	a combination of New Shares and Existing Shares.

The rights attached to New Shares are defined in paragraph 2.7.1.1 below.

The rights attached to Existing Shares are defined in paragraph 2.7.1.2 below.

“Existing Shares” means class A shares reissued by the Company as a result of the redemption of the Notes, including, except where the context requires otherwise the Substitute Shares (as defined in paragraph 2.4.4.3 (6) below).

“New Shares” means the ordinary shares of the Company to be issued upon redemption of the Notes, including, except where the context requires otherwise, the Substitute Shares (as defined in paragraph 2.4.5.3 (6) below).

2.3.6.2	Delivery of the New Shares upon Redemption of the Notes at Maturity

Except as otherwise provided herein, the Company shall effect the transfer, with respect to all Notes to be redeemed, to the relevant Noteholder of the corresponding number of New Shares as soon as practicable and, in any event no later than the fourth Trading Day following the Maturity Date (for purposes of this paragraph 2.3.6.2, the “Delivery Date”).

To effect the redemption of Notes pursuant to paragraph 2.3.6.1 above, the Notes must be transferred to a deposit account with the Paying Agent. The financial intermediaries with whom the Notes are registered (inscrites en compte) are unconditionally and irrevocably authorized by the Noteholders to transfer all outstanding Notes to the Paying Agent no later than noon, Paris time, on the Trading Day following the Maturity Date, without giving prior notice to the Noteholders.

The Paying Agent shall notify the Company, no later than 17.00 hours (Paris time) on the Trading Day immediately following the Maturity Date, of the number of New Shares to be transferred to the Noteholders pursuant to paragraph 2.3.6.1 above, the total number of Notes outstanding, and any cash amount due to the Noteholders in respect of any fractional New Shares.

If more than one Note is delivered for redemption at any time by the same Noteholder, the number of New Shares to be transferred to such Noteholder shall be calculated on the basis of the aggregate number of Notes so tendered for redemption. No fractional New Share may be delivered upon redemption of Notes. However, the Company shall pay to the relevant Noteholders an amount in euros equal to the product of (x) the fractional New Share and (y) the Maturity Price of a Company’s share, rounded to the nearest full cent, with 0.005 being rounded downwards to the nearest hundredth.

“Business Day ” means any day, other than a Saturday or a Sunday, on which commercial banks and foreign exchange markets are open for general business in France and on which Euroclear France is open for business.

“Euronext Paris ” means the regulated market managed by Euronext Paris S.A. For the purposes of these terms and conditions, references to Euronext Paris shall, if the Company shares are not listed on Euronext Paris at the relevant time, be construed as references to such other United States or European Union regulated stock exchange or to any other similarly regulated market on which the Company shares are so listed at such time, as selected by the Paying Agent, following the advice of an Expert if there are more than one (with preference to be given to the regulated stock exchange with the highest average trading volume of the Company shares).

“Maturity Price ” equals the arithmetic average of the daily volume weighted average prices of the shares of the Company on Euronext Paris during the ten consecutive Trading Days ending on the third Trading Day immediately prior to the Maturity Date. The Maturity Price shall be calculated by the Paying Agent on the basis of the information published by Bloomberg (currently Bloomberg, page AQR). If Bloomberg does not publish this information, the Paying Agent will refer to another publisher.

“Trading Day ” means any Business Day on which Euronext Paris is open for trading other than a day on which trading ceases prior to its regular weekday closing time.

The Company shall cause to be transferred, not later than the Delivery Date, the number of New Shares notified by the Paying Agent and the amount of cash due to Noteholders in respect of fractional New Shares to the relevant financial intermediaries with whom the Notes are registered.

Each such financial intermediary shall specify to the Paying Agent by such time the aggregate number of outstanding Notes transferred per Noteholder. The Notes, held for the account of the Noteholders by the Paying Agent, shall be redeemed by the Company upon receipt by the Noteholders of the number of New Shares and any cash payment due in respect of fractional New Shares notified by the Paying Agent.

2.3.6.3     Publication of Information on the outstanding Notes

Information relating to the number of Notes purchased or redeemed, and to the number of Notes still outstanding shall be provided on each of the first two anniversaries of the Settlement Date to Euronext Paris for publication and may be obtained from the Company or the Paying Agent, see in Paragraph 2.6.1 (Paying Agent).

2.3.6.4     Repurchase or Public Offers

The Company reserves the right to purchase all or part of the Notes at any time, without limitation on price or quantity, by repurchasing the Notes, either on or off the stock exchange and including, without limitation, by means of a public offer or exchange offer. Any such transaction shall not affect the Company’s obligation to redeem any Notes still outstanding. Repurchased Notes will be cancelled.

2.3.7     Optional Redemption of Notes for New Shares

2.3.7.1     Nature of Redemption Rights, Exercise Period and Redemption Ratio

Each Noteholder may request, by written notice sent to the Company with a copy to the Paying Agent, the redemption of all or any portion of his Notes for New Shares or Existing Shares (the “Redemption Right”) at any time from December 26, 2002, until the seventh Trading Day preceding the Maturity Date on the basis of the following redemption ratio (the “Minimum Redemption Ratio”):

Minimum Redemption Ratio = 1 — (annual interest rate × Remaining Life of the Note)

The annual rate of interest is defined in Paragraph 2.3.4.

The Remaining Life of the Note is equal to the number of days elapsed between the date (inclusive) on which the holder of the Notes will have notified the Company of its Redemption Right and the Maturity, divided by 365, and rounded to the nearest thousandth; subject to the conditions set out in paragraph 2.3.7.4 (“Treatment of Fractional Entitlement”), and to the adjustments in paragraph 2.4.4.3 (“Adjustment of the Redemption Ratio in the Event of Financial Transactions”).

The Company may redeem Notes with New Shares or Existing Shares subject to the provisions of paragraph 2.4.3 (“Payment during Liquidation and Reorganization”).

The Redemption Right shall expire at noon, Paris time, on the seventh Trading Day prior to the Maturity Date if the Company and the Paying Agent shall not have previously received the Noteholders’ request notice. Any Noteholder who has not exercised his Redemption Right prior to such date will be subject to redemption under the conditions set out in paragraph 2.3.6.1 (“Mandatory Redemption for New Shares at Maturity”).

In the event that a Noteholder exercises the Redemption Right and only in such case, such Noteholder shall be deemed for any Notes presented for redemption, to have refunded that portion of the Annual Interest previously paid in accordance with the provisions of paragraph 2.3.4, in an amount equal to the product of the difference between the Maximum Redemption Ratio and the Minimum Redemption Ratio and the Issue Price. The Noteholder will be deemed to have repaid this amount by exercising the Redemption Right pursuant to the provisions of this paragraph 2.3.7.1.

To the extent permitted by the provisions of article L225-136 of the Code de commerce (known as “10 out of 20”), the Noteholders may exercise the Redemption Right on the basis of the Maximum Redemption Ratio, by written notice sent to the Company with a copy to the Paying Agent, at any time from, December 26, 2002 until the until the seventh Trading Day preceding the Maturity Date inclusive, if any of the following events shall occur and be continuing at the time the notice of redemption is given to the Company and the Paying Agent (the post office stamp being sufficient evidence):

•	The Company fails to perform or comply with any other obligation relating to the Notes and such failure is not remedied within 30 business days from the date on which written notice of such failure shall have been given to the Company by the representatives of the Masse.

•	A default by the Company in the due and punctual payment of the principal of, or premium or interest on, any indebtedness for borrowed monies of or assumed or guaranteed by it when and as the same shall become due and payable and giving effect to any applicable grace periods, an acceleration of any such indebtedness or guarantee, or a failure to pay such indebtedness upon maturity, provided that (i) the aggregate amount of the relevant indebtedness for borrowed money in respect of which any one or more of the events mentioned in this subparagraph has or have occurred equals or exceeds EUR 100 000 000 (or its equivalent) or (ii) the issuer contests the default in good faith in a competent court.

•	The Company is subject to an amicable settlement (règlement amiable) or any judgment is issued for its liquidation or the transfer of the whole of its business (cession totale de l’entreprise) or it ceases payments on its debts or is subject to any insolvency or bankruptcy proceeding.

•	The Company transfers all or any substantial part of its business and as a result there is a significant adverse change in its financial situation.

Default in annual interest payments in accordance with article 2.3.4 or any additional amount due by the Company shall not give the Noteholders the right to require the early redemption of the Notes. Interest on unpaid amounts will accrue at the statutory rate of interest as from the notification of the claim and until their repayment in full and all legal means for the recovery of outstanding payments shall be fully exercisable by the representatives of the “masse ”.

The exercise by any Noteholder of the Redemption Right shall be irrevocable.

2.3.7.2     Exercise of the Redemption Right

To exercise their Redemption Right, Noteholders should make their request to the financial intermediary with whom their Notes are registered (inscrites en compte), who shall immediately transmit such request to the Paying Agent. The Paying Agent will ensure the co-ordination of such requests.

Any request for the exercise of the Redemption Right received by the Paying Agent during any calendar month shall be processed on the following dates (each, an “Exercise Date”):

(i)	for any month other than December 2005, the first Trading Day of the next calendar month;

(ii)	for the month of December 2005, the sixth Trading Day preceding the Maturity Date.

All Noteholders having the same Exercise Date will be treated equally and will have their Notes redeemed for New Shares or Existing Shares pursuant to paragraph 2.3.7.1.

The Paying Agent shall notify the Company, no later than 17:00 (Paris time) on the Exercise Date of the number of New Shares or Existing Shares to be transferred to the Noteholders, the total number of Notes to be redeemed on such Exercise Date and any cash amount due to or from the Noteholders in respect of any fractional New Shares.

Noteholders will receive New Shares or Existing Shares on the third Trading Day following the Exercise Date corresponding to the Notes that shall have been redeemed, provided that for the last Exercise Date, the Company shall deliver the New Shares or Existing Shares pursuant to this paragraph on the date New Shares or Existing Shares are required to be delivered pursuant to paragraph 2.3.6.1.

2.3.7.3     Suspension of the Redemption Right

In the event of an increase in share capital, an issue of securities conferring rights to receive shares of the Company, a merger (fusion) or spin-off (scission) or any other financial transaction conferring preferential subscription rights or reserving a priority subscription period for the benefit of existing shareholders of the Company, the Company shall be entitled to suspend the Redemption Right for a period not exceeding three months.

A notice will be published in the Bulletin des Annonces Légales Obligatoires at least 15 days prior to the date on which such suspension comes into force to inform the Noteholders of both the date on which the suspension comes into force and the date on which the suspension will end. This information will also be published in a financial newspaper having a general circulation in France and in a notice to be issued by Euronext Paris.

2.3.7.4     Treatment of Fractional Entitlement

Each Noteholder exercising his Redemption Right before the Maturity Date will receive the number of New Shares calculated by multiplying the total number of Notes presented on any one day by the Minimum Redemption Ratio in effect on the Exercise Date.

If the number of New Shares thus calculated is not a whole number, the Noteholder may request the delivery of either:

•	the nearest whole number of New Shares or Existing Shares immediately less than his entitlement; in which case the Noteholder will receive a cash payment equal to the product of such fractional New Share or Existing Share by the closing price per share quoted on Euronext Paris on the last Trading Day before the Exercise Date; or

•	the nearest whole number of shares immediately greater than his entitlement, provided that, in such case, such Noteholder shall pay to the Company an amount equal to the value of the additional fraction of the New Share or Existing Share requested, calculated on the basis set out in the preceding paragraph.

2.3.8     Cancellation of Notes

Notes redeemed for New Shares or purchased at or prior to the Maturity Date shall cease to be deemed outstanding and shall be cancelled in accordance with French law.

2.3.9     Term and Average Duration

3 calendar years from the Settlement Date to the Maturity Date (the average duration is identical to the term of the Notes in the absence of redemption at the option of the Noteholders or buy-back of the Notes by the Company (see paragraph 2.3.6.4).

2.3.10     Further Issues

If the Company subsequently issues new notes that have in all respects the same rights as the Notes, the Company may, without the consent of the Noteholders and provided that the terms and conditions of all such Notes so permit, consolidate (assimiler) notes of any such subsequent issues with the Notes thereby treating such notes as the same issue for the purposes of trading and servicing.

2.3.11     Status

The Notes constitute direct, general, unconditional and unsecured obligations of the Company. Payments in cash to be made by the Company under paragraphs 2.3.4 and 2.3.5 will rank equally amongst themselves and pari passu with all other unsecured and unsubordinated debts and guarantees, present and future of the Company. Cash payments owed by the Company pursuant to paragraph 2.4.3 will only be reimbursed following the repayment of other creditors, other than lenders of equity loans or holders of non-voting shares, pursuant to article L.228-97 of the French commercial code.

2.3.12     Guarantee

Payments of interest, principal, taxes, costs and ancillary amounts have not been guaranteed.

2.3.13     Underwriting

Deutsche Bank AG London, Winchester House, 1 Great Winchester Street, London EC2N 2EQ, England is irrevocably underwriting the issue of the Notes pursuant to the terms of an underwriting agreement, which was entered into with the Company on December 12, 2002. However, under certain circumstances which render the offering impossible or significantly compromise it, and until the Settlement Date of the Notes, this agreement may be terminated and the Notes cancelled (in which case all the subscriptions will become void).

2.3.14     Rating

Not applicable.

2.3.15     Representation of Noteholders

In accordance with Article L. 228-46 of the French Code de Commerce, the holders of the Notes (the “Noteholders”) will be grouped together in a collective group (the “Masse ”), which shall have legal personality.

In accordance with Article L. 228-47, the following have been appointed:

(a) Representatives of the Masse of Noteholders:

—	Rosmarie François, 15, rue Claude Monet, 78250 Meulan, France

—	Amélie Dromain, 6, rue Alphonse Yvon, 75116 Paris, France

The representatives will have the power, in the absence of any decision to the contrary of a general Noteholders’ meeting, whether acting together or individually, to carry out, on behalf of the Masse, all actions necessary to protect the common interests of the Noteholders.

They will exercise their duties until their death, resignation or the termination of their duties by a general meeting of the Noteholders or until they become incapable of acting or unable to act. Their appointment shall automatically cease on the date of final or total redemption, prior to maturity or otherwise, of the Notes. This appointment will be automatically extended, where applicable, until the final resolution of any legal proceedings in which the representatives are involved and the enforcement of any judgments rendered or settlements made.

Each of these representatives of the Masse shall be entitled to a remuneration of EUR 530 per year, payable by the Company on December 31 of each year from 2002 to 2004 inclusive, so long as the Notes remain outstanding on such date.

(b) Substitute representatives of the Masse of Noteholders::

—	Benjamin Farin La Michellaz, 11, rue Bailleul, 75001 Paris, France

—	Laurent Tissot, 3 Villa Chanez, rue Chanez, 75116 Paris, France

These substitute representatives will, if necessary, replace one or more of the representatives if they are unable to act.

The date on which the appointment of the substitute representative takes effect shall be the date of receipt of the registered letter by which the remaining representative, the Company or any other interested party, shall have notified such substitute representative of the inability to act (whether temporary or permanent) of the relevant representative. Such notification will also be made, if applicable, in the same way to the Company.

In the event of temporary or permanent replacement, the substitute representatives shall have the same powers as the acting representatives.

They will only become entitled to the annual remuneration of EUR 530 if they exercise the duties of representative on a permanent basis. Such compensation will accrue from the day on which they assume such duties.

The Company will pay the remuneration of the representatives of the Masse and will bear the costs of calling and holding general meetings of the Noteholders, publishing their decisions as well as the fees linked to the designation of the representatives of the Masse according to Article L. 228-50 of the French Code de Commerce, all the administration and management costs of the Masse and of the costs of the general meetings of such Masse.

(c)  General Meetings

General Noteholders’ meetings may be held at any time, on convocation either by the Company or the representatives. One or more Noteholders holding together at least one-thirtieth of the outstanding Notes may address to the Company and the representatives a demand for convocation of a general meeting. If such general meeting has not been convened within two months from such demand, such Noteholders may commission one of themselves to petition the competent court in Paris to appoint an Agent (mandataire) who will call the general meeting.

Each Noteholder has the right to participate in a general meeting in person or by proxy. Each Note carries the right to one vote.

General Noteholders’ meetings shall be held at the registered office of the Company or such other place as is specified in the call notice of the meeting.

A general meeting is empowered to deliberate on the fixing of the remuneration of the representatives and on their dismissal and replacement, and also may act with respect to any other matter that relates to the common rights, actions and benefits that now or in the future may accrue with respect to the Notes including authorizing the representatives to act at law as plaintiff or defendant.

A general meeting also may deliberate on any proposal relating to the modification of the present terms and conditions, including any proposal, whether for arbitration or settlement, relating to rights in controversy or that were the subject of judicial decisions.

It being specified, however, that a general meeting may not increase any of the Noteholders’ obligations, nor establish any unequal treatment between the Noteholders.

A general meeting may deliberate validly on first convocation if Noteholders present or represented hold at least one-quarter of the aggregate nominal amount of the Notes then outstanding. On second convocation, no quorum shall be required. Decisions at meetings shall be taken by a simple majority of votes cast by the Noteholders attending such meeting or represented thereat.

Each Noteholder shall have the right, during the period of 15 days prior to any general meeting of the Masse, to examine and take copies of, or to cause an agent to do so on his behalf, at the registered office or administrative headquarters of the Company or, as the case may be, at such other place as is specified in the call notice for such meeting, the text of the resolutions to be proposed and any reports to be presented to the meeting.

(d) Further Issues

In the event that future issues give Noteholders identical rights to those of the Notes and if the terms and conditions of such future Notes so permit, the holders of all of such Notes shall be grouped together in a single Masse.

2.3.16     Public Offers

Under the current legislation, if the Company’s shares are the subject of a public offer (cash tender offer or exchange tender offer), such offer shall be extended to all securities giving right to shares or voting rights of the Company, which therefore includes the Notes. The offer shall be subject to prior review by the Conseil des Marchés Financiers, which will decide its admissibility in view of the terms of the offer and in particular in view of the valuation of the offer. A Note d’Information with the terms and conditions of the offer shall also be submitted to the Commission des opérations de bourse for its approval (visa).

2.3.17     Tax Regime for Notes

Under the current legislation, the following summary describes the main tax consequences that may be applicable to Noteholders. Investors should be aware that the issue, and in particular the payment mechanisms in respect of the Notes and the repayment of Notes through the issue of existing Alcatel class A shares, will have specific and complicated tax consequences. Investors should therefore consult their usual tax advisers for details of the tax regime that applies to their particular case.

Non-residents of France for tax purposes shall comply with the tax laws applicable in the jurisdiction or state in which they are resident.

2.3.17.1	Residents of France for Tax Purposes

2.3.17.1.1.	Individuals Holding Notes as Part of their Private Assets

(a) Interest and/or Redemption Premium

The difference between the interest (including any Additional Amount) paid on the Notes (in cash and/or in existing shares of the Company) and, as the case may be, the interest refunded by the Noteholders as provided for in paragraph 2.3.7.1, should be included in the amount of the redemption premium. For the purpose of these provisions, redemption premium means the difference between the sums or values to be received at redemption and the sums or values paid at the time of the purchase of the Notes.

Such redemption premium should be taxable at the time of redemption of the Notes. It will, in principle, be included in the total income, which shall be subject to:

•	income tax calculated on a progressive scale;

•	a general social contribution of 7.5% of which 5.1% is deductible from the taxable income;

•	a social levy of 2%;

•	a social debt repayment contribution of 0.5%.

However, the redemption premium could in principle, upon election, be subject to a final withholding tax at the rate of 15%; plus:

•	a general social contribution of 7.5%;

•	a social levy of 2%;

•	a social debt repayment contribution of 0.5%.

(b)  Capital Gains on the transfer of Notes

The disposal of the Notes will give rise to a capital gain or a capital loss. To determine the capital gain or loss, the redemption premium as defined in (a) above will constitute a reduction in the purchase price of the Notes.

Pursuant to Article 150-0 A of the CGI, capital gains realized by individuals are subject to taxation, from the first euro, where the aggregate amount of disposals of securities per tax household for the calendar year exceeds the threshold of EUR 7,650, at a rate of 16% to which is added:

•	a general social contribution of 7.5%;

•	a social levy of 2%;

•	a social debt repayment contribution of 0.5%.

Capital losses incurred in one year can be set off only against capital gains of the same type realized in the same year or in the five following years where, for the year in which capital losses are incurred, disposals were in excess of EUR 7,650.

The threshold of EUR 7,650 may be increased to EUR 15,000 for disposals in 2003 or after by the 2003 finance bill.

(c) Redemption of the Notes for Shares

See paragraph 2.4.2.1.1 (“Individuals Holding Securities as Part of their Private Assets”).

(d) Wealth Tax

The Notes held by individuals are included in their taxable assets, as the case may be, subject to wealth tax (impôt de solidarité sur la fortune).

(e)  Duties on Inheritance and Gifts

Notes acquired by way of inheritance or gift are subject to duties on inheritance and gifts applicable under French law.

2.3.17.1.2.	Legal Entities Subject to Corporate Income Tax

(a) Interest and/or reimbursement premium

In accordance with article 238 septies E of the French tax code, the difference between the sums or assets to be received from the issuer of the Bonds, whatever their nature, and those paid at the time of subscription or purchase of the Bonds, represent a reimbursement premium that is taxable in respect of each tax year pursuant to an actuarial allocation, if the reimbursement premium exceeds 10% of the subscription or purchase price of the Bonds and if the average price at issuance of the Bonds does not exceed 90% of their reimbursement value. The portion of the reimbursement premium allocated to the taxable income of each tax period until reimbursement is determined by applying to the subscription or purchase price the actuarial interest rate determined at the date of subscription or purchase; the subscription or purchase price is increased by the amount of the reimbursement premium capitalized at the anniversary date of the Bonds.

To the extent that the yield on the Bonds is based in part on the dividends that will be paid by the Company to its shareholders during the life of the Bonds, the reimbursement premium should be determined based on a lump-sum method by considering that the actuarial interest rate at the subscription or purchase date is equal to 105% of the latest weekly rate on long term Government loans known at the time of subscription or purchase, and by using as reimbursement date the latest date provided for in the issuance contract.

However, the taxable portion of the reimbursement premium in respect of any given tax year during which the Bonds are held could not be less than that which would result from an actuarial allocation of the reimbursement premium determined by using a reimbursement value of the Bonds computed in the absence of Additional Amounts, and increased by the Additional Amount, if any, owed in respect of a given year.

(b)  Capital Gains on transfer of the Notes

Disposals of Notes give rise to a gain or loss to be included in the taxable income.

The amount of the gain or loss is equal to the difference between the disposal price and the subscription or acquisition price of the Notes increased, as the case may be, by the amounts of redemption premium already taxed, to the exclusion of any amount actually received during the Notes holding period. The gain will be taxed at the rate of 33.33% (or, within the limit of EUR 38,120 of taxable profit for every twelve month period, for entities that have a turnover of less than EUR 7,630,000 and whose share capital is fully paid-up and of which at least 75% is held continuously by individuals or by an entity meeting all of these requirements, at a rate of 15% for fiscal years beginning as from January 1, 2002). In addition, (i) a surcharge equal to 3% of the corporate income tax and (ii) a social contribution of 3.3% of the corporate income tax exceeding EUR 763,000 for each 12-month period are applicable.

(c) Redemption of the Notes for Shares

See paragraph 2.4.2.1.2 (“Legal Entities Subject to Corporate Income Tax”).

2.3.17.2.	Non-Residents of France for Tax Purposes

(a) Income Tax (Interest and Redemption Premium)

Notes issued by French legal entities and denominated in Euro are deemed to be realized outside of France for the purpose of Article 131 quarter of the CGI (French Tax Authorities Instruction No. 5 I-11-98 dated September 30, 1998). As a result, interest on Notes paid to persons who are resident for tax purposes, or who have their registered office, outside the French Republic is exempt from withholding provided for by Article 125 A III of the CGI. Interest on Notes is also exempt from the social contributions.

(b)  Capital gains on the transfer of Notes

Persons who are not resident in France for tax purposes under article 4B of the CGI or whose registered office is located outside of France (provided that the securities are not part of the assets of a permanent establishment located in France), are not subject to capital gains tax upon disposal of the Notes.

(c) Redemption of the Notes for Shares

See paragraph 2.4.2.2 (“Non-Residents of France for Tax purposes”).

(d) Wealth Tax

Wealth tax (impôt de solidarité sur la fortune) does not apply to Notes issued by French companies and held by individuals residing outside France within the meaning of Article 4B of the French Tax Code.

(e)  Duties on Inheritance and Gift

Under French law, securities issued by French companies and acquired by way of inheritance or gift by an individual not residing in France are subject to duties on inheritance and gifts. France has entered into treaties with some countries so as to avoid double taxation for inheritance and gifts, which allow for persons residing in these countries, under certain conditions, to be exempt from duties on inheritance and gifts, or to be entitled to a tax credit.

It is recommended to potential investors to consult, from today, their advisors regarding their obligations in respect of duties on inheritance and gifts for Notes of the Company that they hold, and the conditions for being exempt from duties on inheritance and gifts in accordance with tax treaties entered into with France.

2.4     GENERAL NOTEHOLDERS’ OR SHAREHOLDERS’ RIGHTS

2.4.1     Rights of Noteholders to Dividends with respect to New Shares Delivered

The rights attached to New Shares issued as a result of the redemption of the Notes are set out in paragraph 2.7.1.1 (“New Shares to be Issued on Redemption”) below.

The rights attached to Existing Shares issued as a result of the redemption of the Notes are set out in paragraph 2.7.1.2 (“Existing Shares to be Issued on Redemption”) below.

2.4.2     Tax Regime on Redemption for New Shares

Under current French legislation, the following tax regime applies although investors must seek advice from their tax advisor in respect of tax implications.

Non-residents of France must take account of the tax law applicable in their country of residence.

2.4.2.1     Residents of France for Tax Purposes

2.4.2.1.1.	Individuals Holding Notes as Part of their Private Assets

Any capital gain realized upon redemption of the Notes for New Shares or New Shares, should benefit, within the limits of the redemption ratio, from a tax deferral as provided for by Article 150-0 B of the CGI.

On a subsequent transfer of shares, the net capital gain, calculated on the basis of the value or acquisition price of the Notes, will be subject to the capital gains tax regime on the transfer of securities (see paragraph 2.7.4.1.1 (b) “Residents of France for Tax Purposes — Individuals Holding Notes as Part of their Private Assets — Capital Gains”).

2.4.2.1.2	Legal Entities Subject to Corporate Income Tax

Any capital gain realized upon redemption of the Notes for New Shares will benefit from the tax deferral provided for in Article 38-7 of the French Tax Code.

On a subsequent transfer of the New Shares delivered upon redemption, the taxable result (capital gain or loss) of such transfer will be calculated on the basis of the value the Notes were deemed to have for tax purposes in the balance sheet of the transferor.

Subject to a penalty equal to 5% of the sums deferred, the beneficiary legal entities that benefit from the tax deferral must satisfy the annual disclosure requirements provided for by Article 54 septies I and II of the French Tax Code until the expiration date of such deferral.

Any capital gain or loss realized on the redemption of the Notes into Existing Shares will not be subject to tax deferral under article 38-7 of the CGI. In this case, the capital gain or loss will be subject to corporation tax under common law. This will also be case in the event of the joint reissue of new and existing shares under the redemption of a Note.

2.4.2.2     Non-Residents of France for Tax Purposes

Capital gains realized on the redemption of the Notes for New Shares by persons who are non-resident of France for tax purposes or whose registered office is located outside France under article 4 B of the CGI (without a permanent establishment located in France holding the Notes as part of its assets) are not subject to tax in France.

2.4.3	Payment during Liquidation and Reorganization (Redressement et Liquidation Judiciaire) Proceedings

In the event that the Company enters into bankruptcy proceedings (“redressement judiciaire”), the Notes shall be redeemable in either New Shares or Existing Shares at any time whether redeemed by the issuer or Noteholders.

In the event that the Company enters into liquidation proceedings (“liquidation judiciaire”), the net proceeds of the liquidation will be shared amongst the Noteholders and Shareholders on a pro rata basis. The part of the proceeds reserved for Noteholders will be determined by dividing the net proceeds of liquidation, corresponding to an amount after the realization of the assets and payment of the liabilities of the Company, by the total amount of (i) of shares issued by the Company in circulation and (ii) the New Shares which would have been issued if the Notes outstanding had been redeemed in New Shares by applying the Redeemable Ratio in effect. The total amount that each Noteholder shall receive is the product of (i) the part of the proceeds reserved for Noteholders, calculated on the basis set out above and (ii) the amount of New Shares that the Noteholders would have received in the event of Redemption of the Notes in New Shares. This amount will be payable on the same date and at the same time as shareholders receive net proceeds from the liquidation, after other creditors, other than lenders of equity loans or holders of non-voting shares, pursuant to article L.228-97 of the French commercial code. In the event that the liabilities of the Company exceed the sum of the realization of the assets, the Notes will not be redeemed.

2.4.4     Preservation of Noteholders’ Rights

2.4.4.1     Issuer’s Obligations

In accordance with French law, the Company undertakes, for as long as any Notes are outstanding, not to redeem its share capital or alter the way it allocates its profits without taking the necessary measures to preserve the Noteholders’ rights who may exercise their Redemption Right.

2.4.4.2     Capital Reduction Resulting from Losses

In the event of a reduction of the share capital resulting from losses, whether by way of reduction in the nominal value or the number of shares, the nominal value of the shares to be delivered to the Noteholders exercising their Redemption Right or upon redemption at Maturity will be reduced accordingly, as if such Noteholders had been shareholders as from the date of issue of the Notes.

In the event of a reduction in the Company’s share capital resulting from losses by a reduction in the number of shares, the rights of Noteholders will be adjusted accordingly and the new Redemption Ratio (as defined below) will be determined by multiplying the Redemption Ratio in effect before such operation by the following ratio:

Number of Shares existing after such event Number of Shares existing before such event

2.4.4.3     Adjustment of the Redemption Ratio in the Event of Financial Transactions

As a result of any one of the following transactions:

•	issue of securities carrying listed preferential subscription rights,

•	increase in share capital by capitalization of reserves, profits or share premiums, distribution of free shares, or division or consolidation of shares,

•	capitalization of reserves, profits or premiums by increasing the nominal value of the shares,

•	distribution of reserves or premiums in cash or in securities,

•	free distribution to shareholders of the Company of any financial instrument other than shares in the Company,

•	takeover, merger, spin-off,

•	repurchase of its own shares at a price higher than the market price,

which the Company may carry out after the issue of the Notes, the maintaining of the rights of Noteholders will be ensured by means of an adjustment to the Minimum Redemption Ratio and the Maximum Redemption Ratio (each, a “Redemption Ratio”) up to the Maturity Date, in accordance with the provisions set out below.

In the event of adjustments carried out in accordance with paragraphs 1 to 7 below, the new Redemption Ratio will be rounded to the nearest ten thousandth (with 0.00005 being rounded upwards, i.e., 0.0001). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Redemption Ratio. However, because the Redemption Ratio may only result in the delivery of a whole number of shares, fractional entitlements will be settled as specified in paragraph 2.3.7.4 (“Treatment of Fractional Entitlement”).

1.	In the event of an issuance of securities conferring listed preferential subscription rights, the new Redemption Ratio of shares will be determined by multiplying the Redemption Ratio in effect prior to the relevant transaction by the following formula:

Share price ex-subscription right + price of the subscription right Share price ex-subscription right

For the purposes of calculating this formula, the prices of the share ex-subscription right and of the subscription right will be determined on the basis of the average of the opening prices quoted on Euronext Paris (or, in the absence of a listing by Euronext Paris, on any other regulated or similar market on which the share and subscription right are both listed) on each stock exchange Trading Day falling in the subscription period during which the share ex-subscription right and the subscription right are simultaneously quoted.

2.	In the event of an increase in share capital by capitalization of reserves, profits or share premiums and distribution of free shares, or in the event of a division or consolidation of shares, the new Redemption Ratio will be determined by multiplying the Redemption Ratio in effect prior to the commencement of the relevant transaction by the following formula:

Number of Shares existing after such event Number of Shares existing before such event

3.	In the event of an increase in share capital by means of a capitalization of reserves, profits or share premiums effected by increasing the nominal value of the shares, the Redemption Ratio will not be adjusted but the nominal value of the shares which may be delivered to Noteholders exercising their Redemption Right will be increased accordingly.

4.	In the event of a distribution of reserves or premiums in the form of cash or portfolio securities, the new Redemption Ratio will be determined by multiplying the Redemption Ratio in effect prior to the commencement of the relevant transaction by the following formula:

Share price before distribution Share price before distribution less the cash amount distributed per share or the value of the securities distributed in relation to each share

          For the purposes of calculating this formula:

•	the share price before the distribution will be calculated on the basis of the average of the opening prices quoted on Euronext Paris (or, in the absence of a listing by Euronext Paris, on any other regulated or similar market on which the shares are listed) for twenty consecutive stock exchange Trading Days on which the shares are quoted chosen by the Company from the forty stock exchange Trading Days preceding the date of distribution;

•	the value of securities distributed per share will be calculated as above if the securities are quoted on a regulated or similar market. If the securities are not quoted on a regulated or similar market before the date of distribution, such value will be determined on the basis of the average of the opening prices quoted on the regulated or similar market for twenty consecutive stock exchange Trading Days following the date of distribution, if the securities are quoted during the forty stock exchange Trading Days following their distribution or, in any other case, as determined by an Expert.

5.	In the event of a free distribution of financial instrument(s) other than shares of the Company, the new Redemption Ratio will be determined as follows:

(a)	if the right to free distribution of financial instrument(s) is listed on Euronext Paris, by multiplying the Redemption Ratio in effect prior to the commencement of the relevant transaction by the following formula:

Price of the share ex-right to the free distribution + price of the free distribution right Price of the share ex-right to the free distribution

For the purposes of calculating this formula, the prices of the share ex-right to the free distribution and of the right to the free distribution will be determined on the basis of the average of the opening prices quoted on Euronext Paris (or, in the absence of a listing by Euronext Paris, on any other regulated or similar market on which the share and right to the free distribution are both listed) of the share and the right to the free distribution on the first ten stock exchange Trading Days on which the share and the right to the free distribution are simultaneously listed. In the event that this calculation were to result from less than five quotations, the calculation must be validated or made by an Expert.

(b)	if the right to the free distribution of financial instrument(s) is not listed on Euronext Paris, by multiplying the Redemption Ratio in effect prior to the commencement of the relevant transaction by the following formula:

Price of the share ex-right to the free distribution + the value of the financial instrument(s) allotted with respect to each share Price of the share ex-right to the free distribution

For the purposes of calculating this formula, the prices of the shares ex-right to the free distribution and of financial instrument(s) attached to each share, if the latter are quoted on a regulated or similar market, will be determined on the basis of the average of the opening prices quoted on ten consecutive stock exchange Trading Days following the date of distribution during which the shares and the allotted financial instrument(s) are simultaneously listed. If the financial instrument(s) are not listed on a regulated or similar market, their value will be determined by an independent expert of international repute chosen by the Company.

6.	In the event that the Company is taken over by another company (absorption) or is merged with one or more companies forming a new company (fusion) or is spun-off (scission), the Notes will be redeemable for shares (the “Substitute Shares”) of the absorbing or new company or of the beneficiary companies of a spin-off.

The new Redemption Ratio will be determined by multiplying the Redemption Ratio in effect prior to such event by the exchange ratio of shares for Substitute Shares.

These companies will be substituted for the Company for the purpose of the above provisions aimed at preserving the rights of Noteholders, where applicable, in the case of financial transactions or transactions in securities, and, in general, to ensure that the legal, regulatory and contractual rights of Noteholders are respected.

7.	In the event of a repurchase by the Company of its own shares at a price higher than the market price, the new Redemption Ratio shall be determined by multiplying the Redemption Ratio in effect before the commencement of the repurchase by the following ratio, calculated to the nearest hundredth of a share:

Share price + Pc % x (Repurchase price — Share price) Share price

      Where:

“Share price” means the arithmetic average of the 10 opening quoted prices of a Company share preceding the repurchase (or the option to repurchase).

“Pc %” means the percentage of capital repurchased.

“Repurchase price” means the actual price at which the shares are repurchased (by definition, this will be higher than the market price).

In the event that the Company executes transactions in respect of which an adjustment under paragraphs 1 to 7 above has not been carried out, and where later French law or regulations would require an adjustment, the Company will carry out such adjustment in accordance with the applicable laws and regulations and relevant market practice in effect in France at such time.

The Company’s Board of Directors shall report on the components of the calculation and on the results of any adjustment in the annual report following any such adjustment.

2.4.4.4     Publication of Information in the Event of an Adjustment

In the event of an adjustment, Noteholders will be notified of the new Redemption Ratio by a notice published in the Bulletin des Annonces Légales Obligatoires, in a financial newspaper having a general circulation in France and in a notice to be issued by Euronext Paris.

2.4.5     Notice to Noteholders

In the event of a transaction carrying preferential subscription rights for the Company shareholders, the Noteholders will be notified prior to the commencement of such transaction by a notice published in the Bulletin des Annonces Légales Obligatoires, in a financial newspaper having a general circulation in France and in a notice to be issued by Euronext Paris.

2.4.6     Effect of Redemption on Existing Shareholders

The information provided below, together with the terms and conditions of the transaction, will be included in the additional report (rapport complémentaire) prepared in accordance with Articles 155-2 and 155-3 of the French decree of March 23, 1967. This additional report, together with the additional report of the statutory auditors, will be made available to shareholders at the registered office of the Company during the periods required by French Law and will be brought to their attention at the next general shareholders’ meeting.

For information purposes, on the assumption that all the Notes issued are redeemed into class A New Shares of the Company, the effect of this issue and redemption of the Notes would be as follows:

1.	Effect on the holding of a shareholder with a 1% interest in the Company’s share capital prior to the issue and who does not subscribe for the Notes, such calculation being made on the basis of the number of shares making up the share capital as of September 30, 2002 (assuming 1,264,708,498 existing class A and O shares, and 1,368,655,893 class A and O shares when including the potential capital), would be as follows:

          (a)   On a non diluted basis

Holding (%)

Before the issue of the Notes	1.00%
After the issue and redemption of 117,977,528 Notes	0.91%
After the issue and redemption of 153,370,787 Notes (assuming that the maximum number of Notes were issued)	0.89%

          (b)   On a diluted basis

Holding (%)

Before the issue of the Notes	1.00%
After the issue and redemption of 117,977,528 Notes	0.92%
After the issue and redemption of 153,370,787 Notes (assuming that the maximum number of Notes were issued)	0.90%

2.	Effect of this issue and redemption of the Notes on the portion of the consolidated shareholders’ equity as of September 30, 2002 for the holder of a share of the Company who does not subscribe to this issue (assuming, the number of existing class A and O shares is 1,202,099,697 (1,305,670,564 class A and O shares when including the potential capital), an interest rate of 7.917% and a theoretical tax rate of 35.47%):

          (a)   On a non diluted basis

	Portion of the
	Consolidated
	Shareholders’
	Equity

Before the issue of the Notes	EUR	5.18
After the issue and redemption of 117,977,528 Notes	EUR	5.12
After the issue and redemption of 153,370,787 Notes (assuming that the maximum number of Notes were issued)	EUR	5.10

          (b)   On a diluted basis

	Shareholders’
	Equity

Before the issue of the Notes	EUR	4.77
After the issue and redemption of 117,977,528 Notes	EUR	4.75
After the issuance and redemption of 153,370,787 Notes (assuming that the maximum number of Notes were issued)	EUR	4.74

2.5     LISTING AND TRADING OF THE NOTES

2.5.1     Listing

An application has been made to list the Notes on the Premier Marché of Euronext Paris. Their listing is scheduled for December 23, 2002. No application for listing on any other market has been made.

2.5.2     Restrictions on the Transferability of the Notes

No restrictions are imposed by the conditions of the issue on the transferability of the Notes.

2.5.3     Listing of Similar Securities

As of today, the Company has not applied to list on a regulated market any notes redeemable by shares.

2.6     GENERAL INFORMATION

2.6.1     Paying Agent

Société Générale Titres et Bourses, BP81 236-44 312 Nantes Cedex 3 will centralize the calculation and paying agent services of the issue (for the payment of interest, centralizing the requests for redemption of Notes on the Maturity Date or prior to maturity, etc.).

Administrative services for the Notes will be performed by the Société Générale.

2.6.2     Jurisdiction

The courts having jurisdiction over disputes in which the Company is the defendant will be those within the jurisdiction of the Court of Appeals of the Company’s registered office (currently the Court of Appeal of Paris) and, in other cases, will be those designated in accordance with the nature of the dispute, unless otherwise provided by the French Code of Civil Procedure (Nouveau Code de Procédure Civile).

2.6.3     Use of Proceeds

The purpose of this issue of Notes is to improve the balance sheet structure and financial condition of Alcatel and will be used to finance the Company.

2.7     SHARES DELIVERED UPON REDEMPTION

2.7.1     Rights attached to the Shares to be Delivered

2.7.1.1     New Shares to be Issued on Redemption

New Shares issued upon redemption of the Notes shall be subject to all provisions of the Company’s articles of association (statuts) and will carry full rights as of the first day of the fiscal year in which the Maturity Date takes place. Such shares will give holders the right, in respect of such fiscal year and the following fiscal years, to the same dividend (on the basis of the same nominal value) as that paid in respect of other shares with equivalent dividend rights. As a result, they will be fully assimilated to such shares from the date of payment of the dividend relating to the preceding fiscal year, or if none were distributed, following the annual general meeting called to approve the accounts of that fiscal year.

2.7.1.2     Existing Shares to be delivered on Redemption

Shares delivered following a redemption shall be existing class A shares which shall, as from their delivery confer on their holders all rights attached to them, except that, where the right to the dividend is stripped between the expected date of redemption and the date of delivery, the Noteholders will not have this right to the dividend and will have no right to receive compensation in this regard.

2.7.1.3     General Provisions

Each ordinary share gives right to an interest in the Company’s assets, profits and liquidation surplus, in proportion to the portion of the share capital represented by such share, taking account of whether any share capital has been redeemed or not, whether the shares have been fully paid up or not, the nominal amount of shares and the right attached to shares of different classes and the nominal value of the existing shares.

Each ordinary share gives the right to one vote at the Company’s general shareholders’ meetings subject to the provisions fixed in Article 9 of the By-laws as set forth in the document de référence filed with the Commission des opérations de bourse on March 18, 2002, under visa D.02-0125.

Such shares are also subject to the provisions of the by-laws (statuts).

Dividends which have not been claimed five years after their payment are statute barred and become the property of the French State.

2.7.2     Transferability of the Shares

No provision in the by-laws (statuts) limits the transferability of the shares.

2.7.3     Nature and Form of the Shares

The shares shall be either in registered or bearer form at the option of the shareholder.

Whatever their form, the shares are required to be registered in accounts (inscrites en compte) maintained by the Company or its agent and/or an authorized intermediary. The rights of each holder will thus be represented by an entry of his name, in the case of fully registered shares; by the intermediary of the holder’s choice in the case of administered registered shares or bearer shares.

2.7.4     Taxation of Allotted Shares

Under the current state of legislation, the following provisions summarize the tax consequences that may apply to investors after the redemption of the Notes. Individuals and corporate entities should nevertheless consult their usual tax advisers for details of the tax regime that applies to their particular case.

Non-residents of France for tax purposes shall comply with the tax laws applicable in the jurisdiction or State in which they are resident.

2.7.4.1     Residents of France for Tax Purposes

2.7.4.1.1.     Individuals Holding French Shares as Part of their Private Assets

(a) Dividends

Dividends paid by French companies, including as the case may be a tax credit of 50% (the avoir fiscal), are taken into account for the calculation of total income of the taxpayer in the class of income from securities. Dividends currently benefit from an annual allowance of EUR 2,440 for married couples subject to joint taxation and for other couples subject to joint taxation with effect from the income assessment in respect of the year in which the third anniversary of the registration of a union agreement (pacte civil de solidarité), defined in Article 515-1 of the French Civil Code, takes place, and EUR 1,220 for single persons, widows or widowers, divorcees or married persons subject to separate taxation. However, such allowance does not apply to tax-

payers subject to the marginal rate of income tax. This exception to the allowance may be removed in the 2003 finance bill.

Dividends, as well as related tax credits, are included in the aggregate income subject to income tax on a progressive scale, to which is added without any allowance:

•	a general social contribution of 7.5%, of which 5.1% is deductible from taxable income;

•	a social levy of 2%;

•	a social debt repayment contribution of 0.5%.

The tax credit attached to dividends is deductible from the total amount of income tax payable or subject to reimbursement if it exceeds the amount of income tax.

(b) Capital Gains on transfer of shares

Capital gains realized by individuals are subject to the income tax, from the first euro, where the aggregate amount of disposals of securities per tax household for the calendar year exceeds the threshold of EUR 7,650 per year at the rate of 16% plus:

•	a general social contribution of 7.5%;

•	a social levy of 2%;

•	a social debt repayment contribution of 0.5%.

Capital losses incurred in one year can only be set off against capital gains of the same type realized in the calendar year of the disposals or in the five following years where disposals were in excess of EUR 7,650.

The threshold of EUR 7,650 may be increased to EUR 15,000 for disposals in 2003 or after by the 2003 finance bill.

(c)  Special regime for share saving plans

Shares issued by French companies are eligible to be held as assets in a share savings plan (Plan d’épargne en Actions), established by French Law no. 92-666 of July 16, 1992.

Subject to certain conditions, the dividends received and the capital gains realized are exempt from income tax, but are still subject to the general social contribution, the social levy and the social debt repayment contribution.

The table below summarizes the different taxes applicable on January 1, 2001 depending on the term of the share savings plan:

		General	Social Debt
	Social	Social	Repayment	Income
Term of the share savings plan	Levy	Contribution	Contribution	Tax	Total

Less than 2 years	2.0%	7.5%	0.5%	22.5%	32.5%	(1)
Between 2 and 5 years	2.0%	7.5%	0.5%	16.0%	26.0%	(1)
More than 5 years	2.0%	7.5%	0.5%	0.0%	10.0%

(1)	Over the whole amount where the threshold for disposals has been exceeded.

(d) Wealth Tax

Shares held by individuals are included in their taxable assets, and, where applicable, are subject to wealth tax (Impôt de solidarité sur la fortune).

(e) Duties on Inheritance and Gifts

Shares acquired through inheritance or gifts are subject to duties on inheritance and gifts in France.

2.7.4.1.2.	Legal Entities Subject to Corporate Income Tax

(a) Dividends

Dividends received, are included, together as the case may be with a tax credit (the avoir fiscal ), in the taxable income, which is taxed at the rate of 33.33%. In addition, (i) a surcharge equal to 3% of the corporate income tax and (ii) a social contribution of 3.3% of the corporate income tax exceeding EUR 763,000 for every 12-month period are applicable.

However, with respect to entities with a turnover of less than EUR 7,630,000 and whose share capital is fully paid-up, of which 75% is held continuously by individuals or by an entity meeting all of these requirements during the relevant fiscal year, the rate of the corporate income tax is set, with a limit of EUR 38,120 of the taxable income for a twelve months period at 15% for fiscal years commenced from January 1, 2002. Furthermore, these entities are exempt from the social contribution of 3.3% aforementioned.

The tax credit may be charged against the corporate income tax but without being carried forward or refunded in case of excess. The rate is currently set at 15% but, as provided for by the Finance Bill for 2003, the rate of the tax credits used as from January 1, 2003 should be decreased to 10%.

However, dividends (together with tax credit) received by entities holding at least 5% of the share capital of the distributing company may be exempt (except for a portion of expenses and fees of 5% of the gross dividends, tax credit included, and limited to the total amount of the expenses and fees of any kind incurred by the company during the taxable period) under the provisions of the parent company regime provided for in articles 145 and 216 of the French Tax Code, provided that an election for such regime has been made. In that case, the tax credit, equal to 50% of the sums received, shall not be offset against the corporate income tax for the fiscal year during which such distribution was made since dividends will not be included in the taxable income. However, such tax credit may be offset within five years against the equalization tax (précompte) which could be paid with respect to the redistribution of such dividends.

If the company pays an equalization tax (précompte) with respect to the distribution of dividends, legal entities that are shareholders of the company and are entitled to the tax credit at the rate of 15%, are entitled, in addition, to an additional tax credit equal to 70% of the equalization tax (précompte) effectively paid. The Finance Bill for 2003 provides that the amount of the additional tax credit would be increased to 80% of the equalization tax for legal entities that are shareholders of the company and would be entitled to the tax credit at the rate of 10%. Such provision does not apply to the equalization tax (précompte) against which tax credit has been offset. It shall be noted that any equalization tax (précompte) due by reason of a distribution paid out from the long-term capital gains reserve is excluded from such provision.

(b) Capital gains on transfer of shares

The capital gains realized upon disposals of shares are subject to corporate income tax at the normal rate of 33.33% (or where applicable, at the rate of 15% with a limit of EUR 38,120 of the taxable profit for a twelve month period for companies meeting the requirements set forth in 2.7.4.1 2(a) above). In addition, such capital gains are subject to the contribution of 3% as mentioned above, and where applicable, the social contribution of 3.3% according to the above conditions.

However, capital gains arising from the disposal of equity participations are eligible for the long-term capital gains regime provided that they have been held for at least two years at the time of their disposal and a special reserve of long-term capital gains is booked, and are taxable at the rate of 19% (or, where applicable, at the rate of 15% with a limit of EUR 38,120 of the taxable income for a twelve month period for companies meeting the requirements set forth at 2.7.4.1 2(a) above, for capital gains realized during fiscal years opened as from January 1, 2002). In addition, such capital gains are subject to the contribution of 3% as mentioned above, and where applicable, the social contribution of 3.3% according to the above conditions.

The following are deemed to be equity participations: shares in companies which are accounted for as equity participations, and subject to certain conditions, shares purchased pursuant to a public cash tender offer or exchange offer, shares which benefit from the parent company tax regime as well as shares whose acquisition price is at least equal to EUR 22,800,000.

Long-term capital losses resulting from transfers may be charged against similar capital gains of the fiscal year or the next ten fiscal years.

2.7.4.2	Non-Residents of France for Tax Purposes

(a) Dividends

Dividends distributed by companies having a registered office in France are subject to a withholding tax of 25% when the tax residence or registered office of the beneficiary is outside France.

Under certain conditions, this withholding tax may be reduced or even eliminated under the applicable international tax treaties or pursuant to Article 119 ter of the CGI and the avoir fiscal may be transferred pursuant to said treaties.

As an exception, dividends from a French source paid to persons who do not have a tax residence or registered office in France and giving right to the transfer of the avoir fiscal pursuant to a tax treaty for the avoidance of double taxation shall only be subject to withholding tax at the reduced rate provided for in the treaty; provided notably that the relevant persons prove, before the date of payment of the dividends, that they are not residents of France for tax purposes within the meaning of the relevant treaty (French Tax Authorities Instruction n(o) 4-J-1-94 dated May 13, 1994).

The avoir fiscal tax credit at a rate of 50 or 15% (which may be reduced to 10% in the draft finance bill for 2003 for the avoir fiscal tax credit as from January 1 2003) shall be as applicable repaid without deduction at source.

(b) Capital gains on transfer of shares

Subject to the provisions of any applicable relevant tax treaties, capital gains arising from the disposal of shares by individuals or corporate entities who are not residents of France for tax purposes or whose registered office is located outside France under article 4 B of the CGI (and not having a permanent establishment or fixed base in France holding the shares as part of its assets) and which have not held at any time directly or indirectly, alone or together with relatives, more than 25% of the dividend rights of the company during the five years preceding the disposal, are not subject to French tax.

(c)  Wealth Tax

Usually, the wealth tax (impôt de solidarité sur la fortune) does not apply to shares which are held by individuals domiciled outside of France, within the meaning of Article 4B of the CGI, and who directly or indirectly hold less than 10% of the share capital of the Company provided however that such shares do not enable them to exercise influence on the Company.

(d) Duties on Inheritance and Gifts

Securities issued by French companies and acquired by way of inheritance or gift by an individual not residing in France, are subject to duties on inheritance and gifts in France. France has entered into treaties with some countries so as to avoid double taxations for inheritance and gifts, which allow for persons residing in these countries, under certain conditions, to be exempt from duties on inheritance and gifts, or to be entitled to a tax credit.

It is recommended to potential investors to consult, from today, their advisors regarding their obligations in respect of duties on inheritance and gifts for their interest in the Company, and the conditions for being exempt from duties on inheritance and gifts in accordance with tax treaties entered into with France.

2.7.5     Listing of New Shares and Existing Shares

Application will be made periodically by the Company to list any New Shares issued as a result of redemption, on the Premier Marché of Euronext Paris. The Existing Shares issued on redemption shall be immediately negotiable on the stock exchange.

2.7.5.1     Assimilation of New Shares

Application shall be made by the Company to list the New Shares, for trading on the Premier Marché of Euronext Paris based on the date from which they carry full dividend rights. The class A Company shares are quoted on the Premier Marché of Euronext Paris (Code Euroclear: 13000).

The shares of the Company are admitted to the Deferred Settlement System (Système de Règlement Différé (SRD)).

The shares of the Company are included in the Paris Stock Exchange CAC 40 index and Euro Stoxx 50.

2.7.5.2     Other Markets and Places of Listing

The Alcatel class A shares are listed in Amsterdam, Brussels, Basel, Frankfurt, Geneva, Tokyo and Zurich, as well as on the SEAQ in London.

Alcatel class A shares have also been listed on the New York Stock Exchange (NYSE) in the United States in the form of American Depositary Shares since December 11, 2000.

2.7.5.3	Volume of transactions and movements in shares of class A and class O

The tables presented below indicate the evolution of the market prices and transactions volume of class A and class O shares of the Company on the Premier Marché of Euronext Paris and the American Depositary Shares (ADS) on the NYSE (class A shares) and on the Nasdaq (class O shares).

Transactions on the Paris Stock Exchange (Alcatel class A shares, in Euros) and on the New York Stock Exchange (ADS, in dollars)

									Capital transactions
							Transactions in number		in thousands of
	Average Price		Low		High		of securities		Euros or dollars

	A Shares	ADS	A Shares	ADS	A Shares	ADS	A Shares	ADS	A Shares	ADS

2002
January	18.46	16.37	16.70	14.50	20.90	19.02	234,935,073	21,165,500	4,336,901	346,489
February	16.31	14.13	15.03	12.88	17.68	15.38	209,184,685	19,000,900	3,412,011	268,553
March	16.79	14.78	15.70	13.63	18.44	16.12	186,536,992	19,881,100	3,132,796	293,783
April	15.11	13.42	13.88	12.58	16.30	14.62	198,527,245	23,195,500	2,999,085	311,263
May	13.19	12.13	12.12	10.24	14.21	12.80	185,101,476	22,587,400	2,440,815	274,016
June	9.96	9.47	7.04	7.11	12.65	11.61	243,298,766	40,147,600	2,423,256	380,077
July	6.11	6.02	4.90	4.71	7.36	7.12	399,974,560	42,007,100	2,444,888	252,768
August	5.14	5.02	4.61	4.30	6.24	5.93	237,313,726	16,655,000	1,220,440	83,585
September	3.54	3.43	2.30	2.30	5.08	4.69	464,393,534	22,391,900	1,643,732	76,771
October	3.42	3.37	2.30	2.29	5.20	5.11	558,055,948	32,285,900	1,906,853	108,846
November	5.33	5.35	4.59	4.60	5.95	5.89	433,353,248	38,004,400	2,309,154	203,286
December(1)	5.46	5.58	4.76	4.59	6.25	6.40	241,910,711	50,483,200	1,322,042	281,949

Source: Bloomberg

(1)	Until 13 December 2002

Transactions on the Paris Stock Exchange (Alcatel class O shares, in Euros) and on the NASDAQ (ADS, in dollars)

									Capital transactions
							Transactions in number		in thousands of
	Average Price		Low		High		of securities		Euros or dollars

	O Shares	ADS	O Shares	ADS	O Shares	ADS	O Shares	ADS	O Shares	ADS

2002
January	8.51	7.54	7.72	6.74	9.49	8.50	1,008,430	217,400	8,586	1,638
February	6.27	5.44	5.01	4.35	7.80	6.95	1,880,511	436,000	11,792	2,374
March	6.44	5.60	5.95	5.10	7.12	6.31	1,181,082	168,400	7,601	944
April	5.66	5.01	4.95	4.35	6.05	5.59	1,489,848	256,800	8,429	1,288
May	4.72	4.31	4.07	3.77	5.14	4.70	937,678	420,500	4 ,427	1,814
June	2.54	2.38	1.85	1.80	4.03	3.73	2,233,987	244,100	5,671	582
July	1.85	1.76	1.64	1.52	2.33	2.05	3,136,349	224,350	5,800	395
August	2.60	2.43	2.40	2.20	2.86	2.70	2,572,351	134,300	6,685	326
September	2.41	2.23	1.94	1.71	2.84	2.51	2,235,826	73,700	5,387	164
October	2.28	2.19	1.72	1.65	2.95	2.81	3,130,849	430,400	7,142	942
November	3.97	3.90	2.95	2.95	4.29	4.33	4,081,984	143,990	16,186	562
December(1)	4.02	3.97	3.61	3.52	4.29	4.50	980,649	50,400	3,941	200

(Source: Bloomberg)

(1)	Until 13 December 2002

2.8     RISK FACTORS

Prospective purchasers should read carefully this entire Note d’Opération and should consider, among other things, the factors set forth below.

Comparison to Other Debt Securities

The terms and conditions of the Notes differ from those of ordinary debt securities in that the price of the New Shares or Existing Shares that a Noteholder will receive on the Maturity Date is not fixed (see “Terms and Conditions of the Notes”). The Notes also differ in that the principal amount of the Notes owing can only be paid in shares of the Company and neither the Company nor the Noteholders shall have any right to elect to pay, or to receive payment of, the principal amount of the Notes in cash. There can be no assurance that such value of the New Shares or Existing Shares receivable by the holder on the Maturity Date will be equal to or greater than the Issue Price of the Notes. If the Maturity Price is less than the Issue Price, the value of the New Shares or Existing Shares payable on the Maturity Date will be less than the Issue Price paid for the Notes, in which case an investment in the Notes may result in a loss. Accordingly, a Noteholder assumes the risk that the market value of the shares may decline, and that such decline could be substantial.

Limitation on Opportunity for Equity Appreciation at the Maturity Date

Because the price of the shares is subject to market fluctuations, the value of the New Shares or Existing Shares received by a Noteholder on the Maturity Date, determined as described herein, may be more or less than the Issue Price of the Notes.

Factors Affecting Trading Prices

The trading prices of the Notes will be directly affected by the trading prices of the shares. It is impossible to predict whether the price of the shares will rise or fall. Trading prices of the shares will be influenced by the Company’s operating results and prospects, by complex and interrelated political, economic, financial and other factors and market conditions that can affect the capital markets generally, the market segment of which the Company is a part, the Premier Marché of Euronext Paris (on which the shares are traded), including the level of, and fluctuations in, the trading prices of stocks generally and sales of substantial amounts of shares in the market subsequent to the offering of the Notes or the perception that such sales could occur, and by other events that are difficult to predict and beyond the Company’s control.

Impact of the Notes on the Market for the Shares

It is not possible to predict accurately how or whether the Notes will trade or whether such market will be liquid. Any market that develops for the Notes is likely to influence and be influenced by the market for the shares. For example, the price of the shares could be depressed by possible sales of the shares by investors who view the Notes as a more attractive means of equity participation in the Company and by hedging or arbitrage trading activity that may develop involving the Notes and the shares or, by investors’ anticipation of the potential distribution into the market of substantial amounts of the New Shares or Existing Shares on the Maturity Date or upon redemption of the Notes.

Possible Illiquidity of the Secondary Market

It is not possible to predict how the Notes will trade in the secondary market or whether such market will be liquid or illiquid. Application has been made for listing the Notes on the Premier Marché of Euronext Paris. However, there can be no assurance that an active trading market for the Notes will develop, that such listing will provide the holders of the Notes with liquidity of investment, or that the Notes will not later be delisted or that trading of the Notes on the Premier Marché will not be suspended. If the Notes are not listed or traded on any securities exchange or trading market, or if trading of the Notes is suspended, pricing information for the Notes may be more difficult to obtain and the liquidity of the Notes may be adversely affected.

Limited Rights With Respect to the Shares

Except for the right of Noteholders to receive payments, where applicable, of Additional Amounts on the Notes in an amount equivalent to any dividend paid on the shares (based on a theoretical conversion of Notes into New Shares or Existing Shares at the Maximum Redemption Ratio), Noteholders will not be entitled to rights with respect to the shares (particularly voting rights) unless and until such time, if any, as the Company shall have delivered New Shares or Existing Shares for Notes on the Maturity Date or upon redemption. See “Terms and Conditions of the Notes — Annual Interest”, Terms and Conditions of the Notes — Additional Amounts”, “Terms and Conditions of the Notes — Mandatory Redemption of Notes for New Shares or Existing Shares and Purchase of Notes” and “General Noteholders’ and Shareholders’ Rights”.

Dilution of Shares

The number of shares that Noteholders are entitled to receive on the Maturity Date or upon redemption is subject to adjustment for certain events arising from, among others, issuance of securities carrying listed preferential subscription rights, an increase in share capital by capitalization of reserves, profits or share premiums, distribution of free shares, the subdivision or consolidation of shares, merger or spin-off, and certain other actions of the Company that modify its capital structure. See “General Noteholders’ and Shareholders’ Rights — Maintaining of Noteholders’ Rights” and “Adjustment of the Redemption Ratio in the Event of Financial Transactions”. Such number of shares to be received by such Noteholders on the Maturity Date or upon redemption will not be adjusted for other events, such as offerings of the shares for cash or in connection with acquisitions. Other than the Company’s commitment, during a period expiring 90 days following the Settlement Date, except as prior agreed in writing by Deutsche Bank and subject to certain exceptions, not to issue, sell, pledge or otherwise transfer, directly or indirectly, shares of, or other security giving access to, the capital stock of the Company, it will not be restricted from issuing additional shares during the term of the Notes and has no obligation to consider the interests of the Noteholders for any reason. Additional issuances may materially and adversely affect the price of the shares and, because of the relationship of the number of New Shares or Existing Shares to be received on the Maturity Date or upon redemption to the price of the shares, such other events may adversely affect the trading price of the Notes.

Reorganization/Liquidation

In the event that proceedings in bankruptcy (“redressement judiciaire”) are commenced with respect to the Company, the Company’s ability to convert Notes to New Shares or Existing

Shares may be impaired. Although the Company will, as a matter of corporate law, have the power to repay the Notes with New Shares, the Company’s administrateur judiciaire may object to the conversion of Notes to New Shares or Existing Shares on the basis that it may constitute a prohibited repayment of debt. The ability of Noteholders to enforce their rights to redemption would therefore be impaired.

If the Company undergoes a liquidation (“liquidation judiciaire”), the Company could be legally prohibited from converting the Notes into New Shares. Therefore, in such an event, the Noteholders will be deemed to have the same creditors’ rights against the Company as they would have had if the Notes had been converted on the basis of the Maximum Redemption Ratio. As a result, the Noteholders shall be entitled to the payment of an amount equal to the product of (i) the amount per share to which a shareholder would be entitled under bankruptcy proceedings and (ii) the number of New Shares or Existing Shares the Noteholders would have been entitled to receive had they converted the Notes on the basis of the Maximum Redemption Ratio. This payment will only be reimbursed following the repayment of other creditors, other than lenders of equity loans or holders of non-voting shares, pursuant to article L.228-97 of the French commercial code. In the event that insolvency proceedings are commenced with respect to the Company, if all of the Notes could none the less be redeemed, that portion of Prepaid Interest which should have accrued from the effective date on which redemption would take place in the context of the insolvency proceedings until the maturity Date could be required to be returned.

2.9     EXCEPTIONAL EVENTS AND LITIGATION

There has been, to the Company’s knowledge, no exceptional events or litigation for which the Company could be liable, which is likely to have, or has had a material adverse effect on the Company’s financial position or the Group’s results of operations other than those contained in note 14 of the consolidated accounts as at September 30, 2002 in chapter 5 of this prospectus.

CHAPTER 3. GENERAL INFORMATION ABOUT THE COMPANY AND ITS SHARE CAPITAL

The information presented in this chapter can also be found in the document de référence filed with the Commission des opérations de bourse on March 18, 2002, under visa number D.02-0125 which is incorporated by reference into this prospectus. This information is accurate at the date of this final prospectus, subject to any significant information below.

CHAPTER 4. INFORMATION CONCERNING THE ACTIVITY OF THE COMPANY

The information concerning the existing chapter 4 as part of the reference document filed on March 18, 2002 with the Commission des Opérations de Bourse under no D.02-0125, incorporates by reference the current business update. The information provided in this current business update is accurate however different or additional information can be found in chapter 5, regarding Alcatel’s activities during the second and third quarters 2002.

Highlights

During the first nine months of 2002, the decrease in investments by traditional operators and the financial difficulties — bankruptcies — of alternative operators have adversely impacted equipment suppliers. The level of sales for the sector remains low, and up until the present time, the Company has not seen any significant external signs of recovery. Alcatel has seen a drop of activity in Europe as well as Asia Pacific without any signs of improvement in the U.S. The long haul market is still in a strong downturn. Alcatel does see some positive signs from the end demand in several markets, the decrease in its clients’ inventories, and the increase in the rate of utilization of equipment.

The deterioration of the market outlook during the first half 2002 has caused Alcatel to intensify its restructuring programs in order to bring its breakeven sales level significantly under the €4.5 billion in sales anticipated for the fourth quarter 2002. This breakeven level should be reduced to the range of €3.0 billion at the end of 2003. The assessment of the future outlook has also caused Alcatel to review the value of all items on its balance sheet associated with the financial situation of those clients who are particularly exposed to the slowdown in the long haul market. In total, the net results for the first nine months of the year has been affected by exceptional provisions for restructuring and risk of more than €1.0 billion. The rigorous management of working capital has allowed Alcatel to secure a cash-on-hand balance of €5.1 billion at the end of September. Alcatel has also renegotiated the terms and conditions of its credit lines and its securitization program in April 2002. These actions should permit Alcatel to assume the consequences of the credit agencies downgrades and to assure the financing of its activities during 2003 and beyond.

During the first nine months of the year, Alcatel sold its European enterprise distribution business to Platinum Equity and its microelectronic business to ST Microelectronics. In addition, the merger of the majority of its Chinese activities into one entity, Alcatel Shanghai Bell, was effective July 1, 2002, reinforcing an already substantial geographical presence. Also, in August, Alcatel finalized the acquisition of a California company Telera, which specializes in Voice XML technology.

Financial Statements at September 30, 2002

•	Sales for the first nine months 2002 amounted to €12,039 million compared to € 18,587 million in the first nine months 2001 (-35.2%)

•	Geographic breakdown of sales are as follows:

—	Western Europe: 42%

—	Rest of Europe: 7%

—	USA: 17%

—	Asia: 18%

—	Rest of the World: 16%

•	The gross margin amounted to 26.0%. SG&A amounted to €2,215 million (representing 18.4% of sales). R&D amounted to €1,664 million, representing 13.8% of sales.

•	Loss from operations amounted to €747 million compared to a result of €7 million for the first nine months of 2001.

•	Share in net income of equity affiliates before goodwill and tax amounted to €(3,141) million compared to €(2,596) million for the first nine months of 2001 and included:

—	Financial charges (net) of €882 million compared to charges of €1,319 million in the first nine months of 2001;

—	Restructuring charges of €974 million compared to €1,526 million in the first nine months of 2001,

—	Other expenses (net) for €538 million (of which €413 million in capital gains and €951 million for provisions) compared to revenue of €242 million in the first nine months of 2001.

•	The net loss for the first nine months amounted to €3,626 million (of which €81 million for tax credit, share in net income of equity affiliates and discontinued operations of €131 million, and goodwill amortization of €442 million) resulting in a diluted EPS loss for the A share of €3.06 on 1,160 million A shares outstanding.

Carrier Networking

Sales for the first nine months of 2002 amounted to €5,774 million, a decrease of 33% compared to €8,584 million in the same period last year. Sales of GSM infrastructure outperformed the market thanks to commercial success in Latin America, in Asia, in the Middle East and in Africa, but were down from the same period last year. Sales of broadband networks were also down but resistant thanks to DSL sales and a significant market share worldwide in ATM switching. Sales in voice switching were down over the first nine months of 2001 following the reduction in capital spending by operators in Europe and Asia-Pacific. Sales in network design and building, as well as operational support systems were slightly down due to market conditions.

Despite the decrease in sales, loss from operations amounted to €65 million, an improvement compared to a loss of €105 million in the first nine months of 2001 which resulted from a substantial reduction in fixed costs. Mobile and broadband networks, as well as network services registered a good performance despite a difficult pricing environment. The voice switching during the first nine months was in operating loss.

Optics

Sales decreased by 51% to €2,763 million from €5,674 million in the previous period. This decrease is due to lower sales in terrestrial optical networks in Europe and the U.S., as well as submarine network sales which, since the beginning of the year, continue to be at a very low level. Sales of fiber optic cable were also significantly down as operators continue to use inventory accumulated in 2001.

Loss from operations amounted to €554 million compared to a profit of €435 million in the first nine months of 2001. The deterioration of the segment’s profitability is due to the drop in sales which was not entirely offset by the significant, accompanying fixed cost reductions.

e-Business

Sales decreased by 28% to €1,700 million from €2,359 million in the same period of 2001. This decrease is mainly due to the sale of the European enterprise distribution and services business (€757 million for the first nine month of 2001). Sales of handset were up. Genesys confirmed its leadership position and maintained its level of sales despite the difficult environment. Sales for voice and data network solutions were slightly down.

Loss from operations amounted to €78 million compared to a loss of €486 million during the first nine months of 2001. Genesys remained profitable and the handset business was slightly negative. R&D cost corresponding to the launch of new products during the second half of 2002 in data networks slightly impacted the segment. Profitability in voice networks was at breakeven.

Space and components

Sales decreased by 20% to €2,110 million compared to €2,653 million during the first nine months of 2001. Satellite sales held up well. Battery sales were slightly down. Component sales decreased due to the global economic slowdown and, in particular, the telecom market.

Income from operations amounted to €65 million compared to €159 million during the first nine months 2001. Despite the drop in sales, margins were maintained due to the improved fixed cost structure.

Third Quarter 2002 Financial results

Third quarter 2002 sales amounted to €3,508 million, a sequential decrease of 17% compared to €4,235 million in the previous quarter. Loss from operations amounted to €227 million compared to a loss of €177 million in the second quarter 2002. Net loss for the quarter amounted to €1,352 million, resulting in a diluted EPS loss of €1.14 ($1.13 per ADS), compared with a net loss of €1,438 million in the second quarter, or a diluted EPS loss of €1.20.

CHAPTER 5.     ASSETS, FINANCIAL POSITION AND RESULTS

The information presented in this chapter can also be found in the document de référence filed with the Commission des opérations de bourse on March 18, 2002, under visa number D.02-0125 which is incorporated by reference into this prospectus. This information is accurate at the date of this final prospectus, subject to any significant information below.

Free translation from the original report issued in French

REPORT ON THE LIMITED EXAMINATION OF

THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE PERIOD JANUARY 1, 2002 TO SEPTEMBER 30, 2002

BARBIER FRINAULT & AUTRES PART OF THE ERNST AND YOUNG NETWORK Statutory Auditors Membre de la Compagnie Versailles 41, rue Ybry 92576 Neuilly-sur-Seine Cedex	DELOITTE TOUCHE TOHMATSU Statutory Auditors Membre de la Compagnie Versailles 185, avenue Charles-de-Gaulle 92201 Neuilly-sur-Seine

Further to a request, from Alcatel we have carried out a limited examination of the interim consolidated financial accounts of Alcatel for the period January 1, 2002 to September 30, 2002 hereinafter, in our capacity as statutory auditors to the Alcatel.

The interim consolidated accounts are the responsibility of the Board of Directors. Our responsibility, on the basis of our limited examination is to report on these accounts.

We have conducted our work in accordance with the auditing standards generally accepted in France; those standards require that we carry out a limited due diligence exercise, which does not constitute an audit, to verify that the interim consolidated accounts contain no significant inconsistencies. Such an exercise does not include the same level of verification as an audit, but is an analytical exercise and also involves obtaining all necessary information from the management and anyone else that we deem it necessary to obtain information from.

On the basis of our limited examination, we have not discovered any significant inconsistencies under generally accepted French auditing standards in the interim consolidated accounts, and the interim consolidated accounts represent a fair presentation of the information provided on the financial situation and financial results of the companies comprising the consolidated group.

Without prejudice to the above, we note 1 c) of the annex which highlights the change in practice due to the application of the rule CRC 2000-6 relating to liabilities which came into force from January 1, 2002.

Neuilly-sur-Seine, October 29, 2002

The Statutory Auditors

BARBIER FRINAULT AND OTHERS Christian Chiarasini	DELOITTE TOUCHE TOHMATSU Alain Pons

ALCATEL

SUMMARY CONSOLIDATED FINANCIAL STATEMENTS*

AT SEPTEMBER 30, 2002

*	These summary consolidated financial statements were subjected to a limited review by the statutory auditors.

Consolidated Income Statements

				9 months	9 months	2001*
	Note	Q3, 2002	Q3, 2001	2002	2001	published

		(in millions of euros)
Net sales	(3)	3,508	5,613	12,039	18,587	25,353
Cost of sales		(2,543)	(4,271)	(8,907)	(13,546)	(19,074)

Gross profit		965	1,342	3,132	5,041	6,279

Administrative and selling expenses		(669)	(898)	(2,215)	(2,880)	(3,773)
R&D costs		(523)	(659)	(1,664)	(2,154)	(2,867)

Income from operations	(3)	(227)	(215)	(747)	7	(361)

Financial income (loss)	(4)	(520)	(144)	(882)	(1,319)	(1,568)
Restructuring costs	(9)	(331)	(231)	(974)	(1,526)	(2,124)
Other revenue (expense)	(5)	(35)	20	(538)	242	(213)

Income before amortization of goodwill and taxes		(1,113)	(570)	(3,141)	(2,596)	(4,266)

Income tax		(85)	220	81	865	1,261
Share in net income of equity affiliates		(12)	(1)	(131)	0	(16)

Consolidated net income before amortization of goodwill and purchased R&D		(1,210)	(351)	(3,191)	(1,731)	(3,021)

Amortization of goodwill		(152)	(194)	(442)	(1,748)	(1,933)
Purchased R&D		—	(4)	—	(4)	(4)
Minority interests		10	(9)	7	18	(5)

Net income		(1,352)	(558)	(3,626)	(3,465)	(4,963)

Ordinary Shares (A)
Basic earnings per share (in euros)	(6)	(1.14)	(0.49)	(3.06)	(3.05)	(4.33)
Diluted earnings per share (in euros)	(6)	(1.14)	(0.49)	(3.06)	(3.05)	(4.33)

Alcatel tracking stock (O) (Optronics division)
Basic earnings per share (in euros)	(6)	(0.73)	(0.10)	(2.79)	0.21	(1.47)
Diluted earnings per share (in euros)	(6)	(0.73)	(0.10)	(2.79)	0.21	(1.47)

*	In order to make comparisons easier, restated income statements are presented to take into account significant changes in consolidated companies during the second semester 2001 and the first semester 2002 (see note 2).

Consolidated Balance Sheet

		Sept. 30	Sept. 30	December 31
	Note	2002	2001	2001

		(in millions of euros)
ASSETS
Goodwill, net value	(9)	4,797	5,506	5,257
Other intangible assets		423	504	472

Intangible assets, net value		5,220	6,010	5,729

Property, plant and equipment		8,842	9,810	9,698
Depreciation		(5,811)	(5,596)	(5,496)

Property, plant and equipment, net value		3,031	4,214	4,202

Share in net assets of equity affiliates and net assets and liabilities of discontinued operations	(5)	420	996	799
Other investments and miscellaneous, net		862	2,200	1,169

Investments and other non-current assets		1,282	3,196	1,968

TOTAL FIXED ASSETS		9,533	13,420	11,899

Inventories and work in progress		3,219	6,482	4,681

Trade receivables and related accounts		4,828	8,906	8,105
Other accounts receivable		4,645	6,011	6,851

Accounts receivable		9,473	14,917	14,956

Marketable securities, net value		435	356	490
Cash		4,666	1,934	4,523

Cash and cash equivalents		5,101	2,290	5,013

TOTAL CURRENT ASSETS		17,793	23,689	24,650

TOTAL ASSETS		27,326	37,109	36,549

		Sept. 30	Sept. 30	December 31
		2002 — After	2001 — After	2001 — After
	Note	Appropriation	Appropriation	Appropriation

		(in millions of euros)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Capital stock (Euro 2 nominal value: 1,239,193,498 class A shares and 25,515,000 class O shares issued at September 30, 2002; 1 215 239 824 A shares and 25,000,000 class O shares issued at September 30, 2002 and 1,215,254,797 class A shares and 25,515,000 class O shares at December 31, 2001)		2,529	2,482	2,481
Additional paid-in capital		9,573	9,566	9,565
Retained earnings		(373)	4,785	(389)
Cumulative translation adjustment		(144)	(259)	(185)
Net income		(3,626)	(3,465)	—
Less treasury stock at cost		(1,734)	(1,957)	(1,842)

SHAREHOLDERS’ EQUITY	(10)	6,225	11,152	9,630

MINORITY INTERESTS		344	191	219

Accrued pension and retirement obligations		1,061	1,063	1,120
Other reserves	(11)	3,630	3,811	4,154

TOTAL RESERVES FOR LIABILITIES AND CHARGES		4,691	4,874	5,274

Bonds and notes issued	(12)	5,371	4,966	5,969
Other borrowings		758	2,782	1,706

TOTAL FINANCIAL DEBT		6,129	7,748	7,675

Customers’ deposits and advances		1,382	1,588	1,693
Trade payables and related accounts (a)		4,219	4,863	5,080
Debts linked to bank activity		262	1,271	660
Other payables		4,074	5,422	6,318

TOTAL OTHER LIABILITIES		9,937	13,144	13,751

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		27,326	37,109	36,549

Consolidated Statements of Cash Flow

	1st sem.	Q3,	9 months	9 months
	2002	2002	2002	2001	2001

	(in millions of euros)
Cash flow from operating activities
Net income	(2,274)	(1,352)	(3,626)	(3,465)	(4,963)
Minority interests	3	(10)	(7)	(19)	5
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
— Depreciation, amortization, net	551	188	739	952	1,279
— Amortization of goodwill and purchased R&D	290	152	442	1,752	1,937
— Changes in reserves for pension obligations, net	9	(1)	8	31	41
— Changes in other reserves, net	655	719	1,374	1,581	2,001
— Net (gain) loss on disposal of non-current assets	(196)	(217)	(413)	(763)	(943)
— Share in net income of equity affiliates and discontinued operations (net of dividends received)	148	66	214	56	88

Net cash provided (used) by operating activities before changes in working capital	(814)	(455)	(1,269)	125	(555)

Net change in current assets and liabilities:
— Decrease (increase) in accounts receivable	3,155	1,654	4,809	164	1,117
— Decrease (increase) in inventories	913	331	1,244	(289)	1,186
— Increase (decrease) in accounts payable and accrued expenses	(2,087)	(797)	(2,884)	(1,188)	(1,203)

Net cash provided (used) by operating activities	1,167	733	1,900	(1,188)	545

Cash flow from investing activities
Proceeds from disposal of fixed assets	182	54	236	129	182
Capital expenditures	(300)	(99)	(399)	(1,331)	(1,748)
Decrease (increase) in loans	81	(801)	(720)	(150)	299
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(128)	(78)	(206)	(567)	(743)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	285	512	797	2,312	3,627

Net cash provided (used) by investing activities	120	(412)	(292)	393	1,617

Net cash flow after investment	1,287	321	1,608	(795)	2,162

Cash flow from financing activities
Increase (decrease) in short-term debt	(1,226)	34	(1,192)	193	(1,401)
Proceeds from issuance of long-term debt	—	—	—	400	1,744
Proceeds from issuance of shares	8	—	8	11	8
Dividends paid	(201)	(68)	(269)	(563)	(567)

Net cash provided (used) by financing activities	(1,419)	(34)	(1,453)	41	(216)

Net effect of exchange rate change	(76)	9	(67)	(16)	7

Net increase (decrease) in marketable securities and cash	(208)	296	88	(770)	1,953

Cash and cash equivalents at beginning of year	5,013	4,805	5,013	3,060	3,060

Cash and cash equivalents at end of year	4,805	5,101	5,101	2,290	5,013

Consolidated Statements of Changes in Shareholders’ Equity

						Exchangeable			Treasury
	Number of	Number of				shares			stock
	shares	shares		Additional		Alcatel	Cumulative	Net	owned by
	outstanding	outstanding	Capital	paid-in	Retained	Networks	Translation	Income	consolidated	Shareholders’
	class A	class O	stock	capital	earnings	Corp.	adjustments	(loss)	subsidiaries	equity

	(in millions of euros)
Balance at December 31, 2000 After appropriation	1,133,273,501	16,500,000	2,457	9,558	2,502	2,217	(350)	—	(2,023)	14,361
Capital increase linked to the acquisition of Kymata	2,200,000	9,015,000	22	72						94
Other capital increase	844,112		2	11						13
Exchangeable shares Alcatel Networks Corporation					1,394	(1,394)				—
Acquisition of Kymata				(76)						(76)
Net change in O shares treasury stock owned by consolidated subsidiaries		(11,655)			(10)					(10)
Net change in A shares treasury stock owned by consolidated subsidiaries	10,505,542				93				181	274
Other adjustment					(31)					(31)
Translation adjustment							165			165
Net income (loss)								(4,963)		(4,963)
Appropriation of net income					(5,160)			4,963		(197)

Balance at December 31, 2001 After appropriation	1,146,823,155	25,503,345	2,481	9,565	(1,212)	823	(185)	—	(1,842)	9,630

Capital increase linked to the acquisition of Astral Point	8,783,396		18	126						144
Capital increase linked to the acquisition of Telera	15,147,728		30	49						79
Other capital increase	7,577	100		8						8
Exchangeable shares Alcatel Networks Corporation					416	(416)				—
Acquisition of Astral Point				(126)	(34)					(160)
Acquisition of Telera				(49)	(11)					(60)
Net change in A shares treasury stock owned by consolidated subsidiaries	5,834,396				(7)				108	101
Other adjustment*					68					68
Translation adjustment							41			41
Net income (loss)								(3,626)		(3,626)

Balance at September 30, 2002	1,176,596,252	25,503,445	2,529	9,573	(780)	407	(144)	(3,626)	(1,734)	6,225

*	Relating mainly from the follow-up of opening balance sheet of companies acquired according to the “pooling of interest” accounting stock-for-stock business combinations (provided for in paragraph 215 of regulation CRC 99-02), from the implementation as of January 1, 2002 of the regulation n00-06 (regulation on liabilities) approved by the “Comité de Réglementation Comptable” and from the fully consolidated Alcatel Shanghai Bell unit which was previously accounted for under the equity method.

Notes to Consolidated Financial Statements

Note 1     Summary of accounting policies

The interim consolidated financial statements of Alcatel and its consolidated subsidiaries (the “Group”) are presented in accordance with the Conseil National de la Comptabilité (French Accounting Authorities) recommendation of March 1999 about interim statements and comply with the same accounting rules as year end policies. From January 1, 2002, Alcatel applies the regulation n° 00-06 (regulation on liabilities) approved by the “Comité de Réglementation Comptable”. The following specifications have to be stated:

a)  Seasonal nature of activity

Interim net sales and income from operations recorded are characterized by a highly seasonal nature due to a high level of activity during the last quarter of the year, particularly in December. This trend varies each year. Pursuant to the Conseil National de la Comptabilité (French Accounting Authorities) recommendation of March 1999, these seasonal net sales are accounted for under the same rules as year end net sales; sales are recorded in the period in which they are achieved.

b)  Income tax

For interim financial statements, the income tax charge is calculated for each company or fiscal group by applying the estimated effective annual tax rate to net income for the period.

Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future.

c)  Change in accounting policy

The implementation of the regulation n° 00.06 as of January 1, 2002 had no significant impact on the opening shareholders’ equity.

Note 2     Change in consolidated companies

The main changes in the consolidated companies for the first 9 months 2002 are as follows:

•	At the end of December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of Alcatel’s European enterprise distribution activities to Platinum. The disposal was completed during the second quarter 2002.

•	Early April 2002, Alcatel finalized its acquisition of Astral Point Communications Inc, a US company and front-runner in next-generation SONET Metro Optical Systems. All outstanding shares and rights to acquire shares of Astral Point Communications Inc were exchanged for Alcatel Class A American Depositary Shares (ADSs) representing 8.8 million of Alcatel Class A shares, for an acquisition price of € 144 million. This company is consolidated from April 1, 2002.

•	Alcatel and STMicroelectronics signed, mid-April 2002, a memorandum of understanding relating to the disposal of Alcatel’s microelectronic activities to STMicroelectronics for € 390 million. As part of this transaction, the two companies intend to enter into cooperation for the joint development of DSL chip-sets that also be made available to the open market. The disposal was completed at the end of June 2002.

•	Early July 2002, Alcatel took control of Alcatel Shanghai Bell following the acquisition of an additional stake, the Group now owns, as at September 30, 2002, 50% of the capital stock plus one share. This subsidiary, previously accounted for under the equity method, is fully consolidated from July 1, 2002.

•	In August 2002, Alcatel completed the acquisition of the California-based Telera Corp. Telera’s patented Voice Web software platform uses voice extensible markup language (VoiceXML) to enable service providers and enterprises to develop advanced voice applications that transform the telephone into a powerful tool to access Web-based information. All outstanding shares and rights to acquire shares of Telera Corp were exchanged for 15.5 mil-

lions of Alcatel Class A American Depositary Shares (ADSs) for an acquisition price of € 82 million. This company is consolidated from August 1, 2002.

•	In September 2002, Alcatel sold 10,3 million Thales shares, based on the modification of an agreement signed in 1998 between Alcatel and Groupe Industriel Marcel Dassault. Upon the closing of the transaction, Alcatel’s shareholding in Thales decreased from 15,83% to 9.7%. Alcatel confirms its position as the number one private shareholder of Thales, with three seats on Thales’ board of directors. Therefore, Thales is still accounted for under equity method.

The main changes in the consolidated companies for the year 2001 are as follows:

•	Early February 2001, Alcatel and Marconi PLC jointly sold part of their respective 24% interests in French industrial group Alstom. Following this disposal, Alcatel’s stake in Alstom amounted to 5.7%. Consequently, Alstom is no longer accounted for under the equity method beginning January 1, 2001. In June 2001, Alcatel sold its remaining interest.

•	In June 2001, Alcatel consummated an Initial Public Offering of a significant part of its cables and components business (Nexans activity) selling 20,125,000 shares at € 27 per share. From January 1, 2001 until June 30, Nexans is accounted for under the equity method (at 100%); the effect of the disposal is taken into account as of June 30. From July 1, 2001, Nexans is accounted for under the equity method since its ownership interest in Nexans is 20%.

•	In June 2001, Thomson multimédia and Alcatel signed a memorandum of understanding for the transfer of Alcatel’s DSL modem activity to Thomson multimédia. This activity is no longer consolidated in Alcatel’s accounts from July 1, 2001 and the financial results of this activity are presented, from this date until the date of the disposal (end of December 2001), in “other revenue (expense)”.

•	In July 2001, Alcatel acquired the remaining 48.83% stake in Alcatel Space held by Thales, bringing its ownership of Alcatel Space to 100%. The transaction price was € 795 million, paid half in cash and half in Thales shares. After this transaction, Alcatel’s stake in Thales decreased from 25.29% to 20.03%.

•	Alcatel Optronics completed, in September 2001, the acquisition of Kymata Ltd, a U.K. company, involved in planar technology for high-end passive optical components. All outstanding shares of Kymata Ltd were converted into 9 million Alcatel class O shares and 2.2 million Alcatel class A shares. Based on average market prices before closing, the transaction price amounted to € 94 million. This company is consolidated from the end of September 2001.

•	In November 2001, Alcatel disposed of 7 million Thales shares, bringing its investment in Thales to 15.83%. This transaction will have no impact on the shareholders agreements signed in 1998. Joint technical cooperation agreements will continue to be implemented by the two companies. Consequently, Thales is still accounted for under the equity method.

In order to make comparisons easier, unaudited restated income statements are presented to take into account significant changes in consolidated companies since June 30, 2001:

—	the Nexans activity is accounted for under the equity method at 100% from January 1, 2001 to June 30, 2001 and at 20% from July 1, 2001 to February 12, 2002 and 21.6% from this date.

—	the DSL modem activity is booked in income of discontinued operations until the date of the disposal (December 2001),

—	European enterprise distribution activities have been booked in income of discontinued operations for 2001,

—	microelectonics activities have been booked in income of discontinued operations for 2001.

				9 months
		Q3, 2001		2001	2001
		restated	9 months	restated	restated
	Q3, 2002	(unaudited)	2002	(unaudited)	(unaudited)

	(in millions of euros)
Net sales	3,508	5,341	12,039	17,495	23,845
Cost of sales	(2,543)	(4,089)	(8,907)	(12,720)	(17,987)

Gross margin	965	1,252	3,132	4,775	5,858

Administrative and selling expenses	(669)	(812)	(2,215)	(2,586)	(3,392)
R&D costs	(523)	(643)	(1,664)	(2,096)	(2,794)

Income from operations	(227)	(203)	(747)	93	(328)

Financial income (loss)	(520)	(140)	(882)	(1,305)	(1,546)
Restructuring costs	(331)	(220)	(974)	(1,455)	(2,022)
Other revenue (expense)	(35)	38	(538)	260	(130)

Income before amortization of goodwill and taxes	(1,113)	(525)	(3,141)	(2,407)	(4,026)

Income tax	(85)	220	81	868	1,271
Share in net income of equity affiliates	(12)	(46)	(131)	(193)	(267)

Consolidated net income before amortization of goodwill	(1,210)	(351)	(3,191)	(1,732)	(3,022)

Amortization of goodwill	(152)	(194)	(442)	(1,747)	(1,932)
Purchased R&D	—	(4)	—	(4)	(4)
Minority interests	10	(9)	7	18	(5)

Net income	(1,352)	(558)	(3,626)	(3,465)	(4,963)

Ordinary Shares (A)
Basic earnings per share (in euros)	(1.14)	(0.49)	(3.06)	(3.05)	(4.33)
Diluted earnings per share (in euros)	(1.14)	(0.49)	(3.06)	(3.05)	(4.33)

Alcatel tracking stock (O) (Optronics division)
Basic earnings per share (in euros)	(0.73)	(0.10)	(2.79)	0.21	(1.47)
Diluted earnings per share (in euros)	(0.73)	(0.10)	(2.79)	0.21	(1.47)

Note 3     Information by business segment and by geographical area

a)  Information by business segment

The tables below break down information by business segment:

—	Carrier networking: networking and internetworking activities ranging from wireline and wireless access to switching and routing functions in carrier networks, networking implementation and design.

—	Optics: terrestrial and submarine transmission, optronics, optical fiber.

—	E-business: PBX, corporate networking.

—	Space and Components: mobile components, power systems and mechanical components for telecom systems, satellites, batteries.

—	Other: includes miscellaneous businesses outside Alcatel’s core business, such as corporate purchasing, reinsurance and banking activities and corporate expenses. None of these activities meets sufficient quantitative criteria to be disclosed as reportable segments.

The reporting segment follows the same accounting policies used for the company’s consolidated financial statements and described in the summary of significant accounting policies. Profit and loss used for each reportable segment is measured using the “income from operations”.

1)  Net sales

				9 months
		Q3, 2001		2001	2001
		restated	9 months	restated	restated
	Q3, 2002	(unaudited)	2002	(unaudited)	(unaudited)

	(in millions of euros)
Carrier Networking	1,720	2,448	5,774	8,230	11,088
Optics	704	1,777	2,763	5,674	7,540
E-business	506	494	1,700	1,602	2,345
Space and Components	660	793	2,110	2,653	3,684
Other	7	8	16	21	23
Eliminations	(89)	(179)	(324)	(685)	(835)

Total Group	3,508	5,341	12,039	17,495	23,845

2)  Operating profit

				9 months
		Q3 2001		2001	2001
		restated	9 months	restated	restated
	Q3 2002	(unaudited)	2002	(unaudited)	(unaudited)

	(in millions of euros)
Carrier Networking	30	(100)	(65)	(60)	(116)
Optics	(225)	29	(554)	435	145
E-business	(32)	(136)	(78)	(445)	(522)
Space and Components	19	35	65	159	155
Other and eliminations	(19)	(31)	(115)	4	10

Total Group	(227)	(203)	(747)	93	(328)

For 2001 and 2002, due to their unusual amounts, reserves on assets (mainly reserves for receivables), and costs linked to the stop or disposal of activities have been reclassified under the line “other income and expenses” (see Note 6).

b)  Information by Geographical Area

			Rest of		United	Rest of
	France	Germany	Europe	Asia	States	world	Consolidated

	(in millions of euros except for number of staff)
9 months 2002
Net sales
— by subsidiary location	4,267	1,129	2,377	1,208	2,048	1,010	12,039
— by geographical market	1,707	929	3,341	2,197	2,006	1,859	12,039
9 months 2001 restated (unaudited)
Net sales
— by subsidiary location	5,172	1,686	3,351	1,364	3,922	2,000	17,495
— by geographical market	2,520	1,317	4,374	2,404	3,657	3,223	17,495
2001 restated (unaudited)
Net sales
— by subsidiary location	7,585	2,275	4,680	1,848	4,995	2,462	23,845
— by geographical market	3,596	1,764	6,152	3,312	4,851	4,170	23,845
Income from operations	(217)	230	84	89	(594)	80	(328)
Property, plant and equipment, net	1,175	364	1,113	88	1,041	297	4,079
Total assets	16,875	1,741	7,785	1,404	5,588	2,543	35,936
Staff	28,647	11,490	24,772	5,090	11,491	10,274	91,764

Note 4     Financial income (loss)

		9 months	9 months
	Q3 2002	2002	2001	2001

	(in millions of euros)
Net interest (expense) income	(34)	(120)	(204)	(278)
Dividends	1	10	28	47
Provisions for depreciation of investments (a)	(451)	(635)	(1,010)	(1,228)
Net exchange gain (loss)	(6)	(62)	(132)	(118)
Financial item of retirement fees	(27)	(53)	(32)	(61)
Other financial items (net)	(3)	(22)	31	70

Financial income (loss)	(520)	(882)	(1,319)	(1,568)

(a) of which:

—	€ (80) million of depreciation concerning the assets held on the Globalstar activities for the first 9 months 2001 and for the financial year 2001.

—	€ (531), (18) and (171) million of provision on guarantee and customers credits for respectively the first 9 months 2002, the first 9 months 2001 and the financial year 2001.

—	€ (820) million of provision taken in conjunction with financial investments for the first 9 months 2001 and the financial year 2001.

Note 5     Equity affiliates and discontinued operations

		9 months	9 months
	Q3, 2002	2002	2001	2001

	(in millions of euros)
Income statement
Share in net income of equity affiliates*	(12)	(99)	—	(16)
Income of disposed operations**	—	(32)	—	—

Total	(12)	(131)	—	(16)

*	Of which € (79) millions for the first 9 months 2002 relating to the 2001 share in net income of Thales. From January 1, 2002, share in published net income of Thales is taken into account only after the publication of their financial statements.

**	Disposed operations are described in note 2.

	9 months	9 months
	2002	2001	2001

	(in millions of euros)
Balance sheet
Share in net assets of equity affiliates	420	996	799
Assets and liabilities of discontinued operations, net	—	—	—

Total	420	996	799

The income statement of disposed operations for the first 9 months 2002 is as follows:

		9 months
	Q3, 2002	2002

Net sales	—	318
Costs of sales	—	(257)

Gross margin	—	61

Administrative and selling expenses	—	(82)

Income from operations	—	(21)

Net income (loss)	—	(32)

Note 6     Other revenue (expense)

	Q3, 2002	9 months 2002	9 months 2001	2001

	in millions of euros
Net capital gains on disposal of tangible assets	1	(14)	33	42
Net capital gains on disposal of shares*	216	427	730	901

Net capital gains on disposal of fixed assets	217	413	763	943

Write off of trade receivables and inventories**	(26)	(485)	(122)	(455)
Write off of other assets***	(257)	(349)	(42)	(141)
Cost linked to the termination or disposal of activities****	—	(9)	(173)	(302)
Other financial revenue (expense)	—	(10)	(111)	(146)
Other	31	(98)	(73)	(112)

Other revenue (expense)	(252)	(951)	(521)	(1,156)

Total	(35)	(538)	242	(213)

* of which:
— disposal of Alstom shares	—	—	1,122	1,122
— disposal of Vivendi, Société Générale, Thales and Thomson Multimedia shares	237	261	196	467
— Nexans securities	(28)	(13)	(637)	(692)
— disposal of Mietec shares	(8)	221	—	—
— miscellaneous	15	(42)	49	4
** of which:
— related to the Carrier networking segment	(49)	(59)	(76)	(110)
— related to the Optic segment	23	(426)	(46)	(345)
— related to the e-Business segment	—	—	—	—
— related to the Space and Components segment	—	—	—	—
*** of which:
— impairment of fixed assets in Optical Fiber division	(267)	(267)	—	—
**** of which:
— disposal of CPE activities	—	—	(88)	(166)
— write off on acquired technologies	—	(9)	(74)	(82)
— miscellaneous	—	—	(11)	(54)

Note 7     Income tax (benefit) charge

	Q3, 2002	9 months 2002	9 months 2001	2001

	in millions of euros
Current income tax charge	30	(285)	167	151
Deferred income tax charge (credit), net	55	204	(1,032)	(1,412)

Income tax (benefit) charge	85	(81)	(865)	(1,261)

Due to the choice taken to carry-back tax losses, for instance in France, a current income tax profit has been recorded during the first 9 months 2002 (see Note 13) of which the counterpart is a charge in deferred income tax.

Given to income expectations and local tax regulations, in the second quarter 2002 the Group extended the scope of countries where deferred tax assets are no longer recorded.

These two evolutions explain why there was no deferred income tax benefit at the end of September 2002, to compare to a deferred income tax benefit of more than € 1 billion for the same period of the previous financial year.

Note 8     Earnings per Share

The number of shares and share equivalents taken into account for basic earnings per share and diluted earnings per share are calculated in accordance with U.S. generally accepted accounting principles.

Basic earnings per share is computed on the basis of the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries. Regarding the Newbridge acquisition, the entire issuance of Alcatel shares is taken into account for the net income calculation by share (assumes all Alcatel class A ADS are issued for exchangeable shares within five years).

Diluted earning per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by consolidated subsidiaries. Net income is adjusted for after net tax interest expense of related convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method.

Basic and diluted earning per share are computed for each class of share:

—	ordinary shares: class A

—	Alcatel Optronics tracking shares: class O

The percentage of economic interest in the Optronics Division is represented by a fraction, the numerator of which is the number of shares outstanding and the denominator of which is the number of notional shares deemed outstanding. This percentage amounted to 17.39% for the period beginning on the date on which the Class O shares were issued until December 31, 2000.

Due to the acquisition of Kymata Ltd in a stock-for-stock transaction by the Optronics division in 2001, the economic interest has been adjusted for 2001. The total number of notional O shares deemed outstanding increased:

—	by the number of new O shares issued, i.e. 9,015,000 shares, and

—	by the O share equivalents of the class A shares issued (2,200,000), computed on the basis of O and A shares issuing prices (O share: € 6.9060 and class A share: € 14.7750), i.e. 4,706,777 O share equivalents.

After the transaction, the total number of notional O shares deemed outstanding represents 108,596,777 shares.

An issuance of 100 class O shares has been carried out during the first half 2002.

The economic interest (the tracked percentage) for 2001 amounts to 23.5% (25,515,000/108,596,877). The non-tracked percentage for 2001 amounts to 76.5%.

The earnings per share for class A shares is computed by deducting from the total net consolidated income, the part of income allocated to class O shares.

The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for each period disclosed:

	Ordinary share A			Class O shares

	Net	Number of	Per share	Net	Number of	Per share
Q3, 2002	income	shares	amount	income	shares	amount

	(in million			(in million
	of euros)			of euros)
Basic earnings per share	(1,333)	1,167,801,238	(1.14)	(19)	25,503,445	(0.73)
Stock option plans	—	—	—	—	—	—

Diluted earnings per share	(1,333)	1,167,801,238	(1.14)	(19)	25,503,445	(0.73)

Ordinary share A:

Consolidated subsidiaries owned 64,921,396 shares and zero share equivalent, taken into account in the earnings per share computation.

Class O share:

Consolidated subsidiaries owned 11,655 shares and zero share equivalent, taken into account in the earnings per share computation.

Potential shares:

The number of outstanding subscription options as of September 30, 2002 amounted to 102,363,858 for class A shares and 1,207,009 for class O shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their antidilutive effect.

	Ordinary share A			Class O shares

	Net	Number of	Per share	Net	Number of	Per share
Q3, 2001	income	shares	amount	income	shares	amount

	(in millions			(in millions
	of euros)			of euros)
Basic earnings per share	(556)	1,139,042,347	€ (0.49)	(2)	17,161,173	€(0.10)
Stock option plans

Diluted earnings per share	(556)	1,139,042,347	€ (0.49)	(2)	17,161,173	€(0.10)

Ordinary share A:

Consolidated subsidiaries owned 74,214,837 shares and no share equivalents, taking into account in the earnings per share computation.

Class O share:

Consolidated subsidiaries owned 228,937 shares and no share equivalents, taking into account in the earnings per share computation.

	Ordinary share A			Class O shares

	Net	Number of	Per share	Net	Number of	Per share
9 months 2002	income	shares	amount	income	shares	amount

	(in million			in million
	of euros)			of euros)
Basic earnings per share	(3,555)	1,160,598,255	(3.06)	(71)	25,503,412	(2.79)
Stock option plans	—		—	—	—	—

Diluted earnings per share	(3,555)	1,160,598,255	(3.06)	(71)	25,503,412	(2.79)

Ordinary share A:

Consolidated subsidiaries owned 63,476,415 shares and zero share equivalent, taken into account in the earnings per share computation.

Class O share:

Consolidated subsidiaries owned 11,655 shares and zero share equivalent, taken into account in the earnings per share computation.

	Ordinary share A			Class O shares

	Net	Number of	Per share	Net	Number of	Per share
9 months 2001	income	shares	amount	income	shares	amount

	(in millions			(in millions
	of euros)			of euros)
Basic earnings per share	(3,469)	1,137,652,280	€(3.05)	4	16,634,947	€0.21
Stock option plans

Diluted earnings per share	(3,469)	1,137,652,280	€(3.05)	4	16,634,947	€0.21

Ordinary share A:

Consolidated subsidiaries owned 75,249,141 shares and no share equivalents, taking into account in the earnings per share computation.

Class O share:

Consolidated subsidiaries owned 165,053 shares and no share equivalents, taking into account in the earnings per share computation.

	Class A share			Class O shares

	Net			Net
	income			income
	(in million	Number of	Per share	(in million	Number of	Per share
2001	of euros)	shares	amount	of euros)	shares	amount

Basic earnings per share	(4,935)	1,139,218,457	(4.33)	(28)	18,924,581	(1.47)
Stock option plans	—	—	—	—	—

Diluted earnings per share	(4,935)	1,139,218,457	(4.33)	(28)	18,924,581	(1.47)

Class A share:

Consolidated subsidiaries owned 74,287,875 shares and no share equivalents were taken into account in the earnings per share computation.

Class O share:

Consolidated subsidiaries owned 123,400 shares and no share equivalents were taken into account in the earnings per share computation.

Potential shares:

The number of outstanding subscription options as of December 31, 2001 amounted to 101,907,539 for class A shares and 1,432,650 for class O shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their antidilutive effect.

Note 9     Goodwill, net

				Sept. 30,
	September 30, 2002			2001	2001

	Gross	Cumulative
Acquisitions	value	amortization	Net	Net	Net

	(in millions of euros)
CFA*	3,614	(2,225)	1,389	1,570	1,525
Telettra	1,703	(1,268)	435	477	466
“Optical fibers” and “submarine” activities**	328	(110)	218	233	230
Alcatel Submarine Networks Tel	954	(781)	173	190	187
Alcatel Network Systems Inc	681	(485)	196	233	235
Alcatel Space	1,148	(163)	985	1,046	1,027
Thales (ex Thomson-CSF)	261	(62)	199	453	343
Xylan / Packet Engine	1,515	(992)	523	591	610
Assured Access	307	(307)	—	—	—
Internet Devices	140	(140)	—	—	—
Innovative Fiber	123	(123)	—	123	56
Alcatel Shanghai Bell	199	(2)	197	—	—
Others	1,016	(534)	482	590	578

Total	11,989	(7,192)	4,797	5,506	5,257

*	The goodwill mentioned under the line CFA, corresponds to the buy-back of the activities of ITT Corporation’s subsidiaries in years 1990.

**	The goodwill net value related to the fiber activity equals zero.

Following the acquisition of an additional stake of 18.35% of Alcatel Shanghai Bell, a goodwill of € 199 million was charged for the third quarter 2002.

During the third quarter 2002, Alcatel disposed of 10.3 million Thales shares, this has generated a € 166 million decrease of the goodwill and a € 39 million decrease of the cumulative amortization.

The acquisition of Astral Point during the first half of 2002 was financed with a capital increase. By applying the “pooling of interest” accounting stock-for-stock business combinations (provided for in paragraph 215 of regulation CRC 99-02), the difference between the acquisition price and the corresponding net value of assets and liabilities was charged to equity for an amount of € 160 million.

In the same way, the acquisition of the company Telera was financed with a capital increase. This acquisition has also been charged using the “pooling of interest” accounting stock-for-stock business combinations. The charge on the shareholder’s equity amounts € 60 million.

The acquisition the U.K. company, Kymata, in September 2001 was financed with a capital increase, that is why the differences between the net value of the assets and liabilities and the acquisition share price, i.e. € 76 million was charged to equity.

Goodwill of € 632 million on Alcatel Space was booked due to the acquisition, in July 2001, by Alcatel of the 49% stake in Alcatel Space held by Thales. The disposal of Thales shares in payment of the buy-back of the minority interest in Alcatel Space implied a reduction of the gross value of the goodwill on Thales of € 305 million.

The disposal, in November 2001, of 7 million Thales shares implied a decrease of the goodwill of € 126 million.

An exceptional write-off of goodwill was booked during the second quarter 2001 relating to the goodwill of Xylan/ Packet Engine, Assured Access and Internet Devices (€ 848 million, € 297 million and € 136 million respectively).

An exceptional write-off of goodwill of € 70 million was booked for the fourth quarter 2001 and € 53 million for the second quarter 2002 relating to the goodwill of Innovative Fiber.

Note 10     Shareholders’ equity

Dividends

The annual shareholders’ meeting of April 18, 2002 determined the net dividend per A share to € 0.16 before tax credit and to € 0.10 per O share before tax credit. Dividends has been paid from April 23, 2002.

Note 11     Other reserves

a)  Balance at closing

	Sept. 30	Sept. 30
	2002	2001	2001

	(in millions of euros)
Reserves for product sales	1,621	1,685	1,818
Reserves for restructuring	935	1,074	1,113
Other reserves	1,074	1,052	1,223

Total	3,630	3,811	4,154

Reserves for product sales relate primarily to warranties, contract losses and penalties relating to commercial contracts.

b)  Evolution during the first 9 months 2002

					Change in
					consolidated
	31/12/01	Appropriation	Used	Reversals	companies	Other	30/09/02

	(in millions of euros)
Reserves for product sales	1818	630	(421)	(364)	15	(57)	1,621
Reserves for restructuring	1113	698	(718)	(7)	(40)	(111)	935
Other reserves	1223	176	(175)	(71)	28	(107)	1,074

Total	4154	1505	(1314)	(442)	3	(275)	3,630

Effect on the profit & loss statement (net of expenses booked):
— income from operations		(608)	446	383
— financial income		(15)	127	33
— restructuring costs		(698)	718	7
— other revenue (expense)		(165)	20	8
— taxes		(19)	4	11

Total		(1,505)	1314	442

c)  Restructuring reserves

	Sept. 30	Sept. 30
	2002	2001	2001

	(in millions of euros)
Opening balance	1,113	442	442
Expenses during period	(718)	(372)	(665)
New plans and adjustments to previous estimates*	691	1,066	1,389
Effect of acquisition (disposal) of consolidated subsidiaries	(40)	(52)	(62)
Currency translation adjustments and others	(111)	(11)	9

Closing balance	935	1,074	1,113

*	The effect of new plans and adjustments to previous estimates as well as reserves on assets relating to these plans are taken into account in the restructuring costs.

For 2001, appropriation concerned mainly:

—	Costs relating to outsourcing of Alcatel’s GSM handsets to Flextronics (the € (87) million receivable as of December 31, 2001 from disposal of inventories to Flextronics is registered under the line “other accounts receivables”).

—	Costs linked to restructuring in the U.S., of which severance costs and asset write-offs.

—	Closing costs of the factory of Saft in Tijuana, Mexico.

—	Costs relating to the announced reorganizations in the optics activities.

—	Costs linked to restructuring in European activities.

For the first 9 months 2002, appropriation concerned mainly:

—	Costs linked to the continuation of restructuring in the U.S. (carrier networking activities).

—	Costs linked to the continuation of layoffs in European activities (carrier networking activities).

—	Costs linked to restructuring in optics activities, mainly optronics and optical fiber.

Note 12     Financial debts

a)  Other bonds and notes

The main changes for 2001 are as follows:

—	Issuance by Alcatel, on December 7, 2001, of € 1.2 billion in bonds at a 7% fixed rate and maturing on December 7, 2006.

—	Issuance by Alcatel, on December 3, 2001, of an additional section of € 120 million to the € 1 billion bonds issued in February 1999, bearing interest at a fixed rate of 4.375% and maturing on February 17, 2009.

—	Issuance of 40 million in Singapore dollars bonds (€ 25 million) bearing interest at a 4% rate and maturing in October 11, 2004.

—	Repayment, on October 31, 2001, of Yen 2 billion (€ 18 million) on the Yen 30 billion bonds (€ 280 million) issued by Alcatel in March 2000 and maturing on March 20, 2002.

—	Repayment, on December 20, 2001, of € 285 million on € 600 million in bonds with a floating rate (Eonia + 24 basis points) issued by Alcatel in June 20, 2000 and maturing on June 20, 2002.

During the first 9 months 2002, changes concern:

—	repayment on March 20, 2002, of the residual Yen 28 billion (€ 243 million) on the initial Yen 30 billion bond issued by Alcatel on March 2000,

—	repayment on June 20, 2002, of the residual € 315 million on € 600 million in bonds with a floating rate issued by Alcatel in June 2000,

—	buy-back and cancellation of bonds for an amount of € 40 million (€ 38 million related to the bond maturing in September 2003 and € 2 million related to the bond maturing in October 2003).

b)  Credit rating and financial covenant

Credit Ratings. As of October 17, 2002, Alcatel credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update

Standard & Poor’s	B+	B	Negative	10/04/02
Moody’s	Ba1	Not Prime	Negative	09/24/02

On September 23, 2002, Alcatel had been put under credit watch with negative implications. On October 4, 2002, Standard & Poor’s lowered its long-term corporate credit and senior unsecured debt ratings relating to Alcatel from BB+ down to B+ (with Negative Outlook). Although it recognized that the liquidity position of the company was adequate, Standard & Poor’s made this change to reflect a fall in equipment spending among telecom operators and the lack of trading visibility. In addition, the short-term B corporate credit ratings were affirmed. The previous up-date had occurred on July 12, 2002.

On July 9, 2002, Moody’s lowered its long-term senior debt rating relating to Alcatel from Baa2 down to Ba1 (with Negative Outlook) on the basis of the expectation of continued declines in telecom demand over the next two years and in spite of the fact that the company had been well prepared financially for the expected period of earnings pressure. It also lowered its short-term senior debt rating relating to us from P2 down to Not Prime. On September 24, 2002, Alcatel’s long-term senior debt rating was put under review for possible downgrade while the Not Prime ratings for short-term debt were confirmed. The previous up-date had occurred on February 18, 2002.

Consequently, Alcatel can provide no assurances that its credit ratings will not be reduced further in the future by Standard & Poor’s, Moody’s or similar rating agencies.

As Alcatel’s current short-term debt ratings have fallen A3/P3, the commercial paper market is no longer available to Alcatel as Alcatel long term debt is no longer investment grade, and the interest rate on one of its bond issues will be increased by 150 basis points starting in December of this year, as described below, with the first payment of the increased coupon due in December 2003. Alcatel’s current short-term and long-term credit ratings as well as any possible future lowering of its ratings may result in additional higher financing costs and reduction in reduced access to the capital markets.

Short-term debt.

At September 30, 2002, Alcatel had € 1,085 million of short-term financial debt outstanding, which included € 320 million of bank loans and overdraft facilities, € 562 million of bonds and € 203 million of other financial debt and accrued interest payable. Alcatel’s current inability to access the commercial paper markets is due to the fact that its short-term credit rating has fallen below A3/P3.

Long-term debt.

At September 30, 2002, Alcatel had € 5,044 million of long-term financial debt outstanding, of which € 4,809 million all in the form of bonds. Major Alcatel’s primary bond issues outstanding are: € 1,200 million fixed rate (7.00%) bonds issued in December 2001 and maturing in December 2006; € 1,120 million fixed rate (4.375%) bonds (out of which € 1,000 million were issued in February 1999 and € 120 million were issued in December 2001) and maturing in February 2009; € 1,000 million fixed rate (5.875%) bonds issued in September 2000 and maturing in September 2005; and € 500 million fixed rate (5.00%) bonds issued in October 1999 and maturing in October 2004.

Rating clauses affecting Alcatel debt.

The outstanding bonds do not contain clauses which would trigger an accelerated repayment in the event of a lowering of its credit rating. However, the € 1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause which provides that the interest rate is increased by 150 basis points if its ratings fall below investment grade. This clause was triggered when its credit ratings were lowered to below investment grade status in July 2002, and the 150 basis point increase in the interest rate to 8.5% will become effective in December 2002. This bond issue also contains a “step down rating change” clause which provides that the interest rate will be decreased by 150 basis points if its ratings move back to investment grade.

On September 30, 2002, Alcatel no longer had back-up bank credit lines. In April 2002, Alcatel negotiated a new syndicated facility (see below).

A long-term debt rating downgrade could have a potential impact on two guarantees extended in 1998 and 2001 to bank pools in order to secure customer financing for € 217 million. This could force Alcatel to replace the bank pools as the lender for outstanding loans and future draw downs by the customer up to € 217 million (of which € 135 million effectively drawn). In October 2002, Alcatel replaced bank pools as lender for an amount of € 65 million.

Syndicated facility.

In April 2002, Alcatel closed a € 2,075 million syndicated credit facility available for general corporate purposes. The syndication reorganized the outstanding undrawn bilateral credit lines, with different maturities, terms and conditions. The facility is comprised of a three year tranche of € 1,375 million and a 364 day tranche of € 700 million. The availability of this facility is not dependent upon its credit ratings. At September 30, 2002, this facility was entirely undrawn, and remains so as of the date of this document. Alcatel’s ability to draw on this facility is conditioned upon its compliance with certain financial covenants (which are identical to the financial covenants of the securitization vendor financing program). Given the continuing impact of the current economic conditions on Alcatel, Alcatel can provide no assurance that Alcatel will be in compliance with such financial covenants at a future time when Alcatel may want to draw on the syndicated facility.

Note 13     Disclosure related to off balance sheet commitments

a)  Off balance sheet commitments

Off-balance sheet commitments of Alcatel Group are primarily as follows:

•	certain commitments given to customers in the amount of contracts (contract performance bonds, guarantees on advances received. . .);

•	maximum intra-day bank overdraft allowed by Group subsidiaries under cash pooling agreement;

•	guarantees given under securitization programs or sale of receivables (See description below);

•	guarantees given to banking establishments to secure customer financing (€ 217 million, of which € 137 million is effectively drawn, as of September 30, 2002).

Alcatel does not rely on special purpose entities to deconsolidate risks.

b)  SVF trust program

In 1999, Alcatel launched a program of securitization of vendor finance receivables which was amended and restated in June 2000 and further amended in May 2002.

The main provisions of the newly amended program are as follows:

•	Alcatel has the right to sell a portion or the whole of certain of its vendor finance receivables which meet defined eligibility criteria, to the program for a period of two years from 14 May, 2002 on a revolving basis. The program is expected to be fully repaid by Alcatel (through a purchase of the remaining receivables) at the end of the fifth year from 14 May, 2002. To the extent that the actual amortization of receivables in the program is less than a notional amortization schedule (which calls for 60% amortization prior to the fifth year), Alcatel will guarantee the difference.

•	The SVF program is supported by a syndicate of banks which provide a backstop liquidity facility on a 364 day basis. Prior to 7 October 2002, the SVF program was principally funded through a Citibank commercial paper conduit vehicle. Following the downgrading by Standard & Poors of Alcatel’s credit rating to B+ on October 4, 2002, the commercial paper conduit was unable to continue to fund the program and the backstop facility provided by the banks was drawn on 7 October to the extent needed to repay the funding previously provided by the commercial paper conduit. This resulted in an increase in the cost of funds to the program to LIBOR plus 300 basis points. The operation of the program is otherwise unaffected by the downgrade of Alcatel on October 4, 2002 and Alcatel may continue (subject to other limitations) to sell new receivables to the program, which will be funded by the syndicate of banks, up to the limit of the available facility.

•	In the event that the banks do not elect to renew their facility in May 2003, Alcatel has the right to draw down the full amount of the facility to ensure the continuation of the program. In these circumstances, during any remaining time of the revolving period, funds not immediately needed by the SVF program to finance receivables would be placed on deposit by it and be available to fund future sales of receivables by Alcatel.

•	The maximum funding available to Alcatel from the sale of receivables is USD 1,173.5 million (approximately 1,200 million euros).

•	Prior to the downgrade by Moody’s of Alcatel’s credit rating to Ba1 on July 9, 2002, Alcatel sold receivables to the program, on the basis of selling participations in them without making a legal assignment of the receivables. Following that downgrade, Alcatel is required make legal assignments of the receivables owned by the program as at that date and of all future receivables sold to the program. This process of legal assignment is required to be completed by 6 December 2002. Alcatel will be obliged to repurchase from the program any receivables outstanding at that date which have not been legally assigned. Alcatel anticipates that it will have to repurchase $31M of such receivables.

•	Alcatel provides credit support to the program in the form of over-collateralisation and certain guarantees. The required level of over-collateralisation is 15%, which means that Alcatel receives 85% of the face value of the receivables which it sells in cash and the remaining 15% is represented by a fully subordinated receivable due from the program. Prior to May 14, 2002 there was no requirement to provide over-collateralisation. The transition from the 100% funding level to the 85% funding level was completed by 31 July, 2002, within the time limit provided for the transition in the program documentation. The transition was achieved by a combination of selling receivables to the program for a cash amount of less than 60% of face value plus a deferred purchase price receivable and by making a cash deposit to the program (Cure Amount). Both the Cure Amount and the deferred purchase price constitute fully subordinated receivables which are accounted for in “Non current financial asset.”

•	The program provides for various Alcatel guarantees, the principal ones being:

—	A first loss guarantee up to 30% of:

—	the program amount during the revolving period, or;

—	the funded portion of the program during the amortization period.

—	Two portfolio diversification guarantees. Alcatel’s guarantee will exceed the above 30% first loss guarantee to the extent that the portfolio of assets does not comply with stated diversification criteria. This guarantee could be as high as 100%. Non compliance entails a general pool guarantee. As an alternative to including non-compliant receivables in the calculation of this general pool guarantee, Alcatel has the option to elect to guarantee up to 100% of specific receivables that are non-compliant. These guarantees only come into force at the end of the revolving period of the program or at an earlier termination event.

—	A political risk guarantee which covers all receivables, with some limited exceptions, for up to 100% of principal and interest, in case of political risks including expropriation, political violence, inconvertibility and transfer risks;

—	Other specific guarantees concerning for instance currency risks (if receivables are not denominated in USD) amortization guarantee of the program or completion risks.

•	The program provides for certain early termination events. These include a breach of financial covenants by Alcatel. The financial covenants in question are identical to those defined in April 2002 — Alcatel’s € 2.1 billion syndicated bank facility (see note 12b). These covenants will be tested quarterly. Upon the occurrence of an early termination event, Alcatel is required to monetize its various guarantees within three days.

Summarized balance sheet of SVF Trust as of September 30, 2002 (in USD million):

Loan receivables	520

Total	520

Trust A notes	399
Certificate of beneficial interest holder	43
Deferred Purchase Price/Cure amount	78

520

As of June 30, 2002 loan receivables held by SVF Trust amounted to $ 1,060 million. Changes during the third quarter 2002 are due to the following events:

—	Alcatel bought back from the SVF Trust receivables with a principal amount of $(648) million,

—	Alcatel sold to the SVF Trust new receivables with a principal amount of $131 million,

—	Receivables were reimbursed for $(23) million.

Alcatel Group owns no equity share in this Trust. Securitization of receivables amount as of September 30, 2002 to USD 520 million (USD 632 million as of September 30, 2001 and USD 700 million as of December 31, 2001).

The deferred payment representing the difference between the face value of the receivables sold and the funded amount received from the Trust is accounted for in other financial assets in Alcatel’s consolidated financial statements and amounts to USD 78 million as of September 30, 2002 (USD 0 million as of September 30, 2001 and USD 0 million as of December 31, 2001).

c)  Securitization of financial receivables

On May 31, 2002, Alcatel signed a € 480 million securitisation program (the “Securitization”) for the sale of financial receivables related to mobile infrastructure contracts to a multi-seller asset-backed commercial paper conduit vehicle sponsored by a financial institution.

Alcatel is a risk participant (the “Alcatel Risk Participation”) for up to 39.7% of the aggregate amount of receivables sold on a pari passu basis with the other risk participants. As customary for a transaction of this nature, Alcatel has also provided third party and a product liability indemnities capped at € 500 million for each of them.

As of today, Alcatel has sold under the Securitisation an aggregate amount of € 150 million of eligible receivables, and under the Alcatel Risk Participation, Alcatel covers € 50 million of such amount.

d)  Sale of carry-back receivable

In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from the choice to carry-back tax losses from precedent years. The cash received from this sale amounts to € 149 million corresponding to the discounted value of this five year maturity receivable. The difference between the net cash proceeds and the nominal value is recorded over the five years as a financial expense. It represents a financial expense of € 3.7 million as of September 30, 2002.

Alcatel is committed to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in case of future law or regulation evolutions resulting in a substantial change in the rights attached to the receivable sold.

Note 14     Contingencies

Independent of a certain number of legal proceedings incidental to the normal conduct of its business, which management does not believe to represent significant costs for the Group, Alcatel is involved in the following legal proceedings for which Alcatel has determined that no reserves are required in its financial statements.

France Telecom

Since 1993 a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted for the first time in 1989 in the Transmission division, and the second time in 1992 in the Switching division.

While the issue relating to the Transmission division resulted in the signature of a settlement agreement with France Telecom, the latter, however, filed a civil complaint with the investigating Magistrate regarding the switching activity without quantifying the amount of the alleged damages.

In April 1999, the Group learned that the investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel were misused. Both Alcatel CIT and Alcatel have filed civil complaints to preserve their rights in this respect.

In January 2000, the investigating magistrate declared his investigation closed (it is unclear whether wholly or partially) and several motions challenging the investigation’s procedural validity were filed with the Paris Court of Appeals which rendered a decision dated December 12, 2001. On the one hand the Court of Appeals ruled that certain portions of some investigation’s papers have to be suppressed, on the other hand it rejected the major part of the motions. On the 29th of May 2002, the Cour de Cassation, Chambre Criminelle, rejected the “pourvois ” against this decision. The investigating magistrate should close his investigation in the coming months.

DSC

In connection with the fall in the share price which followed the announcement on September 17, 1998 of the results of the first six months of 1998, several purported class action lawsuits (the “Actions”) were filed against the Alcatel, and subsequently consolidated in the United States District Court for the Eastern District of Texas, challenging the accuracy of certain public disclosures made by Alcatel regarding its financial condition during the first nine months of 1998.

The Actions purported to be brought on behalf of two classes consisting of persons who (i) acquired Alcatel American Depository Shares (ADSs) in connection with Alcatel’s acquisition of DSC Communications Corporation in September 1998, (ii) purchased Alcatel ADSs between March 19, 1998 through September 17, 1998, or acquired call and put options on Alcatel ADSs between March 19, 1998 and September 17, 1998.

The first group of plaintiffs, representing those parties that received Alcatel ADSs during the exchange offer by Alcatel to acquire DSC (the “Exchange Offer Plaintiffs”), were partially dismissed by the court. As for the remainder of their complaint, a settlement in which Alcatel made no admission of wrongdoing or liability was approved by the court in 2001.

The court, and subsequently the court of appeals for the Fifth Circuit, dismissed the complaint of the second group of plaintiffs who acquired ADSs and call and put options between March 19, 1998 and September 17, 1998. The time period for these plaintiffs to seek a writ of certiorari from the United States Supreme Court expired on September 30, 2002.

Class A and Class O shareholders

Several purported class action lawsuits have been filed since May 2002 against Alcatel challenging the accuracy of certain public disclosures that we made in the prospectus for the initial public offering for Alcatel Class O shares and in other public statements regarding market demand for Optronics Division products.

The actions purport to be brought on behalf of classes consisting of persons who (i) acquired Alcatel Class O common shares in or traceable to the initial public offering of the American Depositary Shares conducted by Alcatel in October 2000, and (ii) all persons who purchased Alcatel Class A and Class O common shares in the form of ADSs between October 20, 2000 and May 29, 2001.

The actions have been filed in United States District Court, Southern District of New York. We intend to defend the actions vigorously and deny any liability or wrongdoing with respect to this litigation.

Although it is not possible at this stage of these three cases to predict the outcome with certainty Alcatel does not believe that the ultimate outcome of these proceedings will have a material adverse effect on its consolidated financial position. Alcatel is not aware of any other exceptional circumstances or proceedings that would or may have a significant effect on the activity, the financial position or the assets of Alcatel or the Alcatel Group.

Note 15     Subsequent events

Alcatel’s long term debt rating has been downgraded (from BB to B+ by Standard & Poors on October 4, 2002). This will result in increase financial cost and restricted access to capital market. Other effects relating to this downgrade are commented in notes 12b) and 13.

Note 16	Consolidating financial information

The board of directors of Alcatel decided after approval by the shareholders of Alcatel held on October 20, 2000, the creation of Alcatel Class O shares. The dividends paid to these Alcatel Class O shares will be based on the separate performance of the Optronics division of Alcatel.

The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business:

•	Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

•	Alcatel Optronics USA Inc, a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

•	Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on August 1st, 2000.

•	Alcatel Optronics UK (ex Kymata), a U.K. company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands, until June 28, 2002, date of the sale of this subsidiary to its management.

Alcatel prepared separate financial statements of the Optronics division. In addition, Alcatel also prepared consolidating financial information that depicts in separate columns the financial position, results of operations and cash-flows of the Optronics division and of Alcatel excluding the Optronics division with a separate column reflecting eliminating adjustments. Such statements will also highlight intergroup allocations of common expenses and related party transactions in separate line items.

For each group, Alcatel attributed assets, liabilities, equity, revenue and expenses, except common services, based on specific identification of the subsidiaries which are included in each group.

The combined financial statements are issued based on historical financial information and actual costs allocation between the Optronics Division and Alcatel Groupe without the Optronics Division. They give effect to the Basic Intercompany agreement only from the coming into force of the agreement, it means the effective date of the offer. Any difference that the agreement may have had on the combined financial statements, had it been signed during the periods presented, are immaterial. The analysis described below outlines the key elements of the “Basic Intercompany agreement” and the allocation methodology.

For common expenses, Alcatel used other methods and criteria that Alcatel believes are fair and provide a reasonable allocation of the cost of common services used by the groups:

Cash management and allocation policies

The capital structure of the Optronics division:

—	has been based on the current capital structure and financial position of Alcatel Optronics S.A., and existing cash, debt balances and transactions have been maintained,

—	for Alcatel Optronics, Inc., any cash transaction has been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its creation end of June 2000. From July 1st, the company has its own treasury and records the corresponding financial interests.

Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period; for Alcatel Optronics S.A., changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

Costs of sales

Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among the various businesses. Allocation criteria include square footage for facilities, number of connections for the information technology, headcount for the human resources and amount of fixed assets and inventories for property taxes.

Following the signature of the “Basic Intercompany agreement” and the spinning off of the US activity of the company Alcatel Optronics Inc, the reinvoicing of the Optronics Division are agreed in specific agreements with Alcatel Sourcing L.P. following the allocation criteria described above.

Administrative & selling expenses

Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among the various businesses generally based on turnover.

Research and development

Research & Development activities carried out by Alcatel related to the Optronics business and used by the Optronics division have been allocated to the Optronics division, net of any funding already recorded by the Optronics division to the Alcatel Research Center.

According to the “Basic Intercompanies Agreement”, Optronics shall pay to Alcatel a fixed amount of € 6.1 million per year until 2001 at the earliest, for short- and medium-term R&D projects. Furthermore, and starting from year 2001, Optronics shall repay to Alcatel a sum amounting to 1% of its net revenues less cost of goods sold related to those goods, and more specifically components, bought by Optronics from other Alcatel subsidiaries in the course on long-term R&D projects.

Income tax

Income tax of each of the combined entities has been determined as if they were separate entities and reflects tax credits associated with losses attributable to the entities of the Optronics division.

Eliminations between Alcatel excluding the Optronics division and the Optronics division

—	Inter-group transactions have been eliminated, including sales, purchases and other services. Margin in inventories of Optronics division’s products held by Alcatel entities outside the Optronics division has been eliminated.

—	Inter-group balances have been eliminated including receivables, payables and other balances resulting from inter-group transactions.

—	Inter-group cash-flows have been eliminated including financing flows and dividends paid by entities of the Optronics division to Alcatel.

1)  Consolidating income statements Q3 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	3,505.5	2.5	—	3,508.0
Inter-group transactions	11.2	10.5	(21.7)	—
Net sales	3,516.7	13.0	(21.7)	3,508.0
External	(2,518.2)	(24.8)	—	(2,543.0)
Inter-group allocated expenses	0.3	(0.3)	—	—
Inter-group transactions	(9.5)	(12.2)	21.7	—
Cost of sales	(2,527.4)	(37.3)	21.7	(2,543.0)
Gross margin	989.3	(24.3)	—	965.0

External	(660.6)	(8.4)	—	(669.0)
Inter-group allocated expenses	0.5	(0.5)	—	—
Inter-group transactions	1.0	(1.0)	—	—
Administrative and selling expenses	(659.1)	(9.9)	—	(669.0)
External	(513.4)	(9.6)	—	(523.0)
Inter-group allocated expenses	1.6	(1.6)	—	—
Research & Development expenses	(511.8)	(11.2)	—	(523.0)
Income from operations	(181.6)	(45.4)	—	(227.0)

External	(519.8)	(0.2)	—	(520.0)
Inter-group allocated expenses	2.0	(2.0)	—	—
Inter-group transactions	0.3	(0.3)	—	—
Financial income (loss)	(517.5)	(2.5)	—	(520.0)
Restructuring costs	(320.3)	(10.7)	—	(331.0)
Other revenue (expenses)	(37.8)	2.8	—	(35.0)
Income before amortization of Goodwill, taxes and purchased R&D	(1,057.2)	(55.8)	—	(1,113.0)

External	(85.0)	—	—	(85.0)
Inter-group transactions	24.2	(24.2)	—	—
Income tax	(60.8)	(24.2)	—	(85.0)
Share in net income of equity affiliates	(12.0)	—	—	(12.0)
Consolidated net income before amort. of GW and purchased R&D	(1,130.0)	(80.0)	—	(1,210.0)

Amortization of goodwill	(153.4)	1.4	—	(152.0)
Purchased R&D	—	—	—	—
Minority interests	10.0	—	—	10.0

Net income	(1,273.4)	(78.6)	—	(1,352.0)

2)  Consolidating income statements as of September 30, 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	12,015.9	23.1	—	12,039.0
Inter-group transactions	25.8	50.4	(76.2)	—
Net sales	12,041.7	73.5	(76.2)	12,039.0
External	(8,789.0)	(118.0)	—	(8,907.0)
Inter-group allocated expenses	1.7	(1.7)	—	—
Inter-group transactions	(47.4)	(28.8)	76.2	—
Cost of sales	(8,834.7)	(148.5)	76.2	(8,907.0)
Gross margin	3,207.0	(75.0)	—	3,132.0

External	(2,194.5)	(20.5)	—	(2,215.0)
Inter-group allocated expenses	2.6	(2.6)	—	—
Inter-group transactions	5.1	(5.1)	—	—
Administrative and selling expenses	(2,186.8)	(28.2)	—	(2,215.0)
External	(1,632.8)	(31.2)	—	(1,664.0)
Inter-group allocated expenses	4.6	(4.6)	—	—
Research & Development expenses	(1,628.2)	(35.8)	—	(1,664.0)
Income from operations	(608.0)	(139.0)	—	(747.0)

External	(881.1)	(0.9)	—	(882.0)
Inter-group allocated expenses	5.6	(5.6)	—	—
Inter-group transactions	0.9	(0.9)	—	—
Financial income (loss)	(874.6)	(7.4)	—	(882.0)
Restructuring costs	(901.3)	(72.7)	—	(974.0)
Other revenue (expenses)	(532.8)	(5.2)	—	(538.0)
Income before amortization of
Goodwill, taxes and purchased R&D	(2,916.7)	(224.3)	—	(3,141.0)

External	81.0	—	—	81.0
Inter-group transactions	24.1	(24.1)	—	—
Income tax	105.1	(24.1)	—	81.0
Share in net income of equity affiliates	(131.0)	—	—	(131.0)
Consolidated net income before amort. of GW and purchased R&D	(2,942.6)	(248.4)	—	(3,191.0)

Amortization of goodwill	(387.1)	(54.9)	—	(442.0)
Purchased R&D	—	—	—	—
Minority interests	7.0	—	—	7.0

Net income	(3,322.7)	(303.3)	—	(3,626.0)

3)  Consolidating balance sheet as of September 30, 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Goodwill, net	4,797.0	—	—	4,797.0
Other intangible assets, net	420.3	2.7	—	423.0
Intangible assets, net	5,217.3	2.7	—	5,220.0
External	8,521.5	320.5	—	8,842.0
Inter-group allocations	—	—	—	—
Inter-group transactions	(35.6)	35.6	—	—
Total property, plant and equipment	8,485.9	356.1	—	8,842.0
External	(5,648.7)	(162.3)	—	(5,811.0)
Inter-group allocations	—	—	—	—
Inter-group transactions	10.9	(10.9)	—	—
Less total accumulated depreciation	(5,637.8)	(173.2)	—	(5,811.0)
Property, plant and equipment, net	2,848.1	182.9	—	3,031.0
Share in net assets of equity affiliates	420.0	—	—	420.0
Other investments and miscellaneous, net	861.1	0.9	—	862.0
Investments	1,281.1	0.9	—	1,282.0

TOTAL FIXED ASSETS	9,346.5	186.5	—	9,533.0

Total inventories and work-in-progress, net	3,196.5	22.5	—	3,219.0
External	4,820.8	7.2	—	4,828.0
Inter-group transactions	11.4	4.5	(15.9)	—
Total trade receivables and related accounts, net	4,832.2	11.7	(15.9)	4,828.0
External	4,620.8	24.2	—	4,645.0
Inter-group transactions	—	—	—	—
Other accounts receivable	4,620.8	24.2	—	4,645.0
Accounts receivable, net	9,453.0	35.9	(15.9)	9,473.0
Cash Pooling — Alcatel current account	(10.3)	10.3	—	—
Marketable securities, net	435.0	—	—	435.0
Cash	4,660.3	5.7	—	4,666.0
Cash and cash equivalents	5,085.0	16.0	—	5,101.0

TOTAL CURRENT ASSETS	17,734.5	74.4	(15.9)	17,793.0

Total assets	27,081.0	260.9	(15.9)	27,326.0

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
NET WORTH OF THE DIVISION/ SHAREHOLDERS EQUITY	6,299.8	(74.8)	—	6,225.0
Minority interests	344.0	—	—	344.0
Accrued pension and retirement obligations	1,058.4	2.6	—	1,061.0
Other reserves	3,607.1	22.9	—	3,630.0
Total reserves for liabilities and charges	4,665.5	25.5	—	4,691.0
Bonds and notes issued	5,371.0	—	—	5,371.0
Cash pooling — Alcatel current account	(215.8)	215.8	—
External	757.9	0.1	—	758.0
Inter-group transactions	(25.5)	25.5	—
Other borrowings	732.5	25.5	—	758.0
TOTAL FINANCIAL DEBT	5,887.7	241.3	—	6,129.0
External	1,381.9	0.1	—	1,382.0
Inter-group transactions	—	—	—
Advances from customers	1,381.9	0.1	—	1,382.0
External	4,186.4	32.6	—	4,219.0
Inter-group transactions	4.5	11.4	(15.9)
Trade payables and related accounts	4,190.9	44.0	(15.9)	4,219.0
Debt linked to the bank activity	262.0	—	—	262.0
External	4,049.2	24.8	—	4,074.0
Inter-group transactions	—	—	—
Other payables	4,049.2	24.8	—	4,074.0
TOTAL OTHER LIABILITIES	9,884.0	68.9	(15.9)	9,937.0

Total liabilities and net worth of the division	27,081.0	260.9	(15.9)	27,326.0

4)  Consolidating statement of cash flows as of September 30, 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from operating activities
Net income	(3,322.7)	(303.3)	—	(3,626.0)
Minority interests	(7.0)	—	—	(7.0)
Adjustments to reconcile income to net cash provided by operating activities:
— Depreciation and amortization, net	1,031.1	149.9	—	1,181.0
External	1,034.1	146.9	—	1,181.0
Inter-group transactions	(3.0)	3.0	—	—
— Changes in reserves for pension obligations, net	8.0	—	—	8.0
— Changes in other reserves, net	1,422.9	(48.9)	—	1,374.0
— Net (gain) loss on disposal of non-current assets	(422.0)	9.0	—	(413.0)
— Share in Net income of equity affiliates	214.0	—	—	214.0
— other	—	—	—	—

Net cash provided (used) by operating activities before changes in working capital	(1,075.7)	(193.3)	—	(1,269.0)

Net change in current assets and liabilities:
— Decrease (increase) in accounts receivable	4,731.8	153.6	(76.4)	4,809.0
External	4,700.5	108.5	—	4,809.0
Inter-group transactions	31.3	45.1	(76.4)	—
— Decrease (increase) in inventories	1,171.5	72.5	—	1,244.0
— Increase (decrease) in accounts payable and accrued expenses	(2,900.1)	(60.3)	76.4	(2,884.0)
External	(2,855.0)	(29.0)	—	(2,884.0)
Inter-group transactions	(45.1)	(31.3)	76.4	—

Net cash provided by operating activities	1,927.5	(27.5)	—	1,900.0

Cash flows from investing activities
Proceeds from disposal of fixed assets	232.5	3.5	—	236.0
Capital expenditures	(380.4)	(18.6)	—	(399.0)
External	(386.5)	(12.5)	—	(399.0)
Inter-group transactions	6.1	(6.1)	—	—
Decrease (increase) in loans	(720.0)	—	—	(720.0)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(205.9)	(0.1)	—	(206.0)
External	(206.0)	—	—	(206.0)
Inter-group transactions	0.1	(0.1)	—
Cash proceeds from sale of previously consolidated companies net of cash sold, and from sale of unconsolidated companies	795.4	1.6	—	797.0
External	795.4	1.6	—	797.0
Inter-group transactions	—	—	—
Decrease (increase) in Alcatel current account (maturity more than 3 months)	—	—	—	—

Net cash provided (used) by investing activities	(278.4)	(13.6)	—	(292.0)

Net cash flows after investing activities	1,649.1	(41.1)	—	1,608.0

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from financing activities
Increase (Decrease) in short-term debt	(1,249.8)	57.8	—	(1,192.0)
Proceeds from issuance of long-term debt	20.8	(20.8)	—	—
Proceeds from issuance of shares	8.0	—	—	8.0
External	8.0	—	—	8.0
Inter-group transactions	—	—	—
Funds allocated by Alcatel	(3.6)	3.6	—
Dividends (paid)/received	(266.1)	(2.9)	—	(269.0)
External	(269.0)	—	—	(269.0)
Inter-group transactions	2.9	(2.9)	—

Net cash provided (used) by financing activities	(1,490.7)	37.7	—	(1,453.0)

Net effect of exchange rate changes	(65.5)	(1.5)	—	(67.0)

Net increase (decrease) in cash and cash equivalents	92.9	(4.9)	—	88.0

Cash and cash equivalents at beginning of year	4,992.1	20.9	—	5,013.0

Cash and cash equivalents at end of year	5,085.0	16.0	—	5,101.0

5)  Consolidating income statement for Q3 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	5,600.0	12.1	—	5,612.1
Inter-group transactions	20.3	82.9	(103.2)	—
Net sales	5,620.3	95.0	(103.2)	5,612.1
External	(4,208.2)	(62.2)	—	(4,270.4)
Inter-group allocated expenses	1.3	(1.3)	—	—
Inter-group transactions	(89.5)	(20.7)	110.2	—
Cost of sales	(4,296.4)	(84.2)	110.2	(4,270.4)
Gross margin	1,323.9	10.8	7.0	1,341.7

External	(896.2)	(1.8)	—	(898.0)
Inter-group allocated expenses	0.2	(0.2)	—	—
Inter-group transactions	4.1	(4.1)	—	—
Administrative and selling expenses	(891.9)	(6.1)	—	(898.0)
External	(645.8)	(13.2)	—	(659.0)
Inter-group allocated expenses	1.6	(1.6)	—	—
Research & Development expenses	(644.2)	(14.8)	—	(659.0)
Income from operations	(212.2)	(10.1)	7.0	(215.3)

External	(144.3)	0.3	—	(144.0)
Inter-group allocated expenses	0.9	(0.9)	—	—
Inter-group transactions	0.1	(0.1)	—	—
Financial income (loss)	(143.3)	(0.7)	—	(144.0)
Restructuring costs	(230.9)	—	—	(230.9)
Other revenue (expenses)	20.3	—	—	20.3
Income before amortization of goodwill, taxes and purchased R&D	(566.1)	(10.8)	7.0	(569.9)

External	219.5	—	—	219.5
Inter-group transactions	(0.1)	2.7	(2.6)	—
Income tax	219.4	2.7	(2.6)	219.5
Share in net income of equity affiliates	(0.8)	—	—	(0.8)
Consolidated net income before amort. of GW and purchased R&D	(347.5)	(8.1)	4.4	(351.2)

Amortization of goodwill	(192.4)	(1.7)	—	(194.1)
Purchased R&D	(4.0)	—	—	(4.0)
Minority interests	(8.5)	—	—	(8.5)

Net income	(552.4)	(9.8)	4.4	(557.8)

6)  Consolidating income statement as of September 30, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	18,514.8	71.7	—	18,586.5
Inter-group transactions	81.5	328.8	(410.3)	—
Net sales	18,596.3	400.5	(410.3)	18,586.5
External	(13,339.4)	(206.0)	—	(13,545.4)
Inter-group allocated expenses	2.1	(2.1)	—	—
Inter-group transactions	(331.6)	(82.9)	414.5	—
Cost of sales	(13,668.9)	(291.0)	414.5	(13,545.4)
Gross margin	4,927.4	109.5	4.2	5,041.1

External	(2,870.2)	(9.8)	—	(2,880.0)
Inter-group allocated expenses	5.6	(5.6)	—	—
Inter-group transactions	10.5	(10.5)	—	—
Administrative and selling expenses	(2,854.1)	(25.9)	—	(2,880.0)
External	(2,118.3)	(36.0)	—	(2,154.3)
Inter-group allocated expenses	7.7	(7.7)	—	—
Research & Development expenses	(2,110.6)	(43.7)	—	(2,154.3)
Income from operations	(37.3)	39.9	4.2	6.8

External	(1,319.0)	(0.2)	—	(1,319.2)
Inter-group allocated expenses	1.0	(1.0)	—	—
Inter-group transactions	0.4	(0.4)	—	—
Financial income (loss)	(1,317.6)	(1.6)	—	(1,319.2)
Restructuring costs	(1,525.5)	—	—	(1,525.5)
Other revenue (expenses)	242.3	—	—	242.3
Income before amortization of goodwill, taxes and purchased R&D	(2,638.1)	38.3	4.2	(2,595.6)

External	864.5	—	—	864.5
Inter-group transactions	13.7	(12.8)	(0.9)	—
Income tax	878.2	(12.8)	(0.9)	864.5
Share in net income of equity affiliates	0.2	—	—	0.2
Consolidated net income before amort. of GW and purchased R&D	(1,759.7)	25.5	3.3	(1,730.9)

Amortization of goodwill	(1,743.3)	(5.1)	—	(1,748.4)
Purchased R&D	(4.0)	—	—	(4.0)
Minority interests	18.8	—	—	18.8

Net income	(3,488.2)	20.4	3.3	(3,464.5)

7)  Consolidating balance sheet as of September 30, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Goodwill, net	5,379.8	126.0	—	5,505.8
Other intangible assets, net	483.9	20.3	—	504.2
Intangible assets, net	5,863.7	146.3	—	6,010.0
External	9,500.1	310.2	—	9,810.3
Inter-group allocations	—	—	—	—
Inter-group transactions	(17.4)	17.4	—	—
Total property, plant and equipment	9,482.7	327.6	—	9,810.3
External	(5,509.6)	(86.6)	—	(5,596.2)
Inter-group allocations	—	—	—	—
Inter-group transactions	7.5	(7.5)	—	—
Less total accumulated depreciation	(5,502.1)	(94.1)	—	(5,596.2)
Property, plant and equipment, net	3,980.6	233.5	—	4,214.1
Share in net assets of equity affiliates	995.5	—	—	995.5
Other investments and miscellaneous, net	2,199.5	0.8	—	2,200.3
Investments and other non-current assets	3,195.0	0.8	—	3,195.8
Differed tax (asset)	—	—	—	—

TOTAL FIXED ASSETS	13,039.3	380.6	—	13,419.9

Total inventories and work-in-progress, net	6,324.0	166.2	(7.5)	6,482.7
External	8,870.6	35.3		8,905.9
Inter-group transactions	30.7	38.0	(68.7)	—
Total trade receivables and related accounts, net	8,901.3	73.3	(68.7)	8,905.9
External	5,965.8	45.1	—	6,010.9
Inter-group transactions	0.1	—	(0.1)	—
Other accounts receivable	5,965.9	45.1	(0.1)	6,010.9
Accounts receivable, net	14,867.2	118.4	(68.8)	14,916.8
Cash Pooling — Alcatel current account	(18.4)	18.4	—	—
Marketable securities, net	353.5	2.6	—	356.1
Cash	1,926.6	7.1	—	1,933.7
Cash and cash equivalents	2,261.7	28.1	—	2,289.8

TOTAL CURRENT ASSETS	23,452.9	312.7	(76.3)	23,689.3

Total assets	36,492.2	693.3	(76.3)	37,109.2

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
NET WORTH OF THE DIVISION/ SHAREHOLDERS EQUITY	10,769.5	387.3	(4.8)	11,152.0
Minority interests	191.3	—	—	191.3
Accrued pension and retirement obligations	1,060.5	2.1	—	1,062.6
Other reserves	3,789.3	22.2	—	3,811.5
TOTAL RESERVES FOR LIABILITIES AND CHARGES	4,849.8	24.3	—	4,874.1
Bonds and notes issued	4,966.1	—	—	4,966.1
Cash pooling — Alcatel current account	(98.0)	98.0	—	—
External	2,763.4	19.0	—	2,782.4
Inter-group transactions	(10.5)	10.5	—	—
Other borrowings	2,752.9	29.5	—	2,782.4
TOTAL FINANCIAL DEBT	7,621.0	127.5	—	7,748.5
External	1,587.6	—	—	1,587.6
Inter-group transactions	—	0.1	(0.1)	—
Advances from customers	1,587.6	0.1	(0.1)	1,587.6
External	4,791.7	71.4	—	4,863.1
Inter-group transactions	38.0	30.7	(68.7)	—
Trade payables and related accounts	4,829.7	102.1	(68.7)	4,863.1
Debt linked to bank activity
External	6,640.6	52.0	—	6,692.6
Inter-group transactions	2.7	—	(2.7)	—
Other payables	6,643.3	52.0	(2.7)	6,692.6
TOTAL OTHER LIABILITIES	13,060.6	154.2	(71.5)	13,143.3

Total liabilities and net worth of the division	36,492.2	693.3	(76.3)	37,109.2

8)  Consolidating statement of cash flows as of September 30, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from operating activities
Net income	(3,488.6)	20.3	3.3	(3,465.0)
Minority interests	(19.0)	—	—	(19.0)
Adjustments to reconcile income to net cash provided by operating activities:
— Depreciation and amortization, net	2,672.9	31.1	—	2,704.0
External	2,674.3	29.7	—	2,704.0
Inter-group transactions	(1.4)	1.4	—	—
— Changes in reserves for pension obligations, net	31.0	—	—	31.0
— Changes in other reserves, net	1,568.1	12.0	0.9	1,581.0
— Net (gain) loss on disposal of non-current assets	(763.1)	0.1	—	(763.0)
— Share in Net income of equity affiliates	56.0	—	—	56.0
— Other	—	—	—	—

Net cash provided (used) by operating activities before changes in working capital	57.3	63.5	4.2	125

Net change in current assets and liabilities:
— Decrease (increase) in accounts receivable	174.3	16.2	(26.5)	164.0
External	158.5	5.5	—	164.0
Inter-group transactions	15.8	10.7	(26.5)	—
— Decrease (increase) in inventories	(244.4)	(40.4)	(4.2)	(289.0)
— Increase (decrease) in accounts payable and accrued expenses	(1,183.4)	(31.1)	26.5	(1,188.0)
External	(1,172.7)	(15.3)	—	(1,188.0)
Inter-group transactions	(10.7)	(15.8)	26.5	—

Net cash provided by operating activities	(1,196.2)	8.2	—	(1,188.0)

Cash flows from investing activities
Proceeds from disposal of fixed assets	129.0	—	—	129.0
Capital expenditures	(1,228.4)	(102.6)	—	(1,331.0)
External	(1,228.4)	(102.6)	—	(1,331.0)
Inter-group transactions	—	—	—	—
Decrease (increase) in loans	(150.0)	—	—	(150.0)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(572.0)	5.0	—	(567.0)
Cash proceeds from sale of previously consolidated companies net of cash sold, and from sale of unconsolidated companies	2,312.0	—	—	2,312.0
Decrease (increase) in Alcatel current account (maturity more than 3 months)	—	—	—	—

Net cash provided (used) by investing activities	490.6	(97.6)	—	393.0

Net cash flows after investing activities	(705.6)	(89.4)	—	(795.0)

Cash flows from financing activities
Increase (Decrease) in short-term debt	111.1	81.9	—	193.0
Proceeds from issuance of long-term debt	401.0	(1.0)	—	400.0
Principal payment under capital lease obligation	1.5	(1.5)	—	—
Proceeds from issuance of shares	11.0	—	—	11.0
External	11.0	—	—	11.0
Inter-group transactions	—	—	—	—

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Funds allocated by Alcatel	—	—	—	—
Dividends (paid)/received	(553.5)	(9.5)	—	(563.0)
External	(563.0)	—	—	(563.0)
Inter-group transactions	9.5	(9.5)	—	—

Net cash provided (used) by financing activities	(28.9)	69.9	—	41.0

Net effect of exchange rate changes	(14.4)	(1.6)	—	(16.0)

Net increase (decrease) in cash and cash equivalents	(748.9)	(21.1)	—	(770.0)

Cash and cash equivalents at beginning of year	3,010.8	49.2	—	3,060.0

Cash and cash equivalents at end of year	2,261.9	28.1	—	2,290.0

CHAPTER 6.     ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES

The information presented in this chapter can also be found in the document de référence filed with the Commission des opérations de bourse on March 18, 2002, under visa number D.02-0125 which is incorporated by reference into this prospectus. This information is accurate at the date of this final prospectus, subject to any significant information below.

CHAPTER 7.     INFORMATION ON RECENT DEVELOPMENTS AND OUTLOOK

Information related to recent developments is disclosed in the Alcatel Business Update for the first nine months of 2002 (Chapter 4).

Press release of August 12, 2002* — Completion of Telera acquisition

Alcatel announced the completion of acquisition of California-based Telera Corp. in Alcatel stock.. Telera’s patented Voice Web software platform uses voice extensible markup language (VoiceXML) and other open standards to enable service providers and enterprises to develop advanced voice applications that transform the telephone into a powerful tool to access Web-based information. Under the acquisition, Telera becomes a VoiceXML center of competency within Alcatel’s contact center software business.

Press release of September 17, 2002* — Trading update of Alcatel Optronics — Acceleration of restructuring measures

Due to continuing recession and persistent inventories at the customers’ level of Alcatel Optronics, restructuring actions and a strategic refocus plan were launched: Nozay (France) manufacturing facility will focus on active components, Livingston (Scotland) plant on passives. From 1,550 staff today, employees will be reduced to approximately 1,000 before year-end, and ultimately below 500 end-2003. The decrease in fixed costs should result in an estimated Euro 40 million quarterly sales break-even point by end 2003.

Press release of September 20, 2002* — Trading update — Further restructuring measures

Due to further deterioration of telecom markets, Alcatel has announced an amplification of its restructuring program to maintain the previously announced goal of a profit restoration in 2003. Alcatel’s target is to reach a quarterly sales break-even point approaching € 3.0 billion by the end of 2003. This is more than 25 % below the current level of business and way below the present estimate of next year business. As a consequence Alcatel expects its headcount to be around 60,000 employees at the end of 2003. An additional restructuring provision of €500 million will be booked over the next three quarters and will be funded by the disposal of assets. In addition, for the second half of 2002, Alcatel expects revenues to be around 10% below the first half. Q3 should be sequentially down by 15 % in sales but with a limited impact on operating income due to a faster than anticipated reduction of fixed expenses. Alcatel maintains its year-end 2002 net debt target at below the 2001 level.

Press release of September 25, 2002* — Partial sale by Alcatel of its shareholding in Thales

On September 25, 2002, Alcatel initiated the sale of 10,300,000 Thales’ shares, i.e. 6.1% of the share capital of Thales, based on the modification of an agreement signed in 1998 between Alcatel and Groupe Industriel Marcel Dassault (GIMD). Upon the closing of the transaction, Alcatel’s shareholding in Thales will amount to 9.7%.

Press release of September 25, 2002* — Alcatel Space restructuring measures

To cope with the steady decline in the space sector, Alcatel Space set up an industrial reorganization plan at its French facilities in Cannes, Nanterre, Toulouse and Valence. Restructuring measures, which will be applied within the scope of Alcatel’s worldwide cost reduction program, are a further workforce reduction of about 400 during the first half year of 2003 in order to adapt to market trends. Furthermore, Alcatel Space decided to launch an industrial conversion project for its Valence plant, which has 250 employees. This project will be carried out in consultation with unions, to conduct jointly a study to explore the reconversion of the production unit by seeking external industrial workloads with partners.

Press release of September 26, 2002* — Alcatel Bell restructuring measures

Alcatel Bell, Alcatel’s Belgian subsidiary, intends to restructure its activities, due to the continuing weakness of the telecom market. As part of this plan, Alcatel Bell estimates redundancies of 1073 employees of different levels in several branches and departments. As an element of this restructuring, the management has announced its intention to close its production plant in Ghent. The market for printed circuit boards, which Ghent manufactures, specifically suffers from the economic downturn and the competitive disadvantage against low cost countries. In parallel, Alcatel keeps looking for potential buyers.

Press release of October 1, 2002* — Employee Reductions in Canada

To address the continuing economic slowdown in the telecommunications networking industry, Alcatel Canada implemented an acceleration of its cost management initiatives in Canada. The initiatives include a reduction of approximately 400 positions or about 12 percent of the overall workforce

Press release of October 4, 2002* — S&P debt rating downgrade

Standard & Poor’s downgraded Alcatel from BB+ to B+. Alcatel considers that, although it reflects the deterioration of the telecom market, the downgrade underestimates Alcatel’s financial strength and its roadmap to overcome the crisis. Alcatel also announced its decision to repurchase some of its outstanding bonds.

Press release of October 23, 2002* — Alcatel CIT restructuring measures

Alcatel CIT, the main French subsidiary of the Alcatel group further accelerated restructuring measures due to the continuing weakness of the telecom market. As a result, the program of cost reductions will be intensified and staff will be adapted to market conditions. In particular this will lead to 1,060 redundancies in 2003, impacting all of the company’s activities.

Press release of October 28, 2002* — Employee Reductions in the U.S.

To address the continuing economic slowdown in the telecommunications networking industry, particularly in the US, Alcatel further reduces its U. S. employment levels of approximately 1000 positions, or about 13 percent of the overall U.S. workforce, through the end of 2002.

Press release of October 30, 2002* — Partial sale by Alcatel of its shareholding in Nexans

Alcatel announced the sale to Nexans of 1.5 million shares of Nexans i.e. 6.5% of the share capital of Nexans. Upon the closing of the transaction, Alcatel’s shareholding in Nexans will amount to 15%.

Press release of November 4, 2002* — Alcatel SEL restructuring measures

Alcatel SEL, the main German subsidiary of the Alcatel group further accelerated restructuring measures due to the continuing weakness of the telecom markets. As a result, the program of cost reductions will be intensified and staff will be adapted to market conditions. In particular this will lead to 1,400 redundancies in 2003, impacting all of the company’s activities. The announcements relating to Alcatel’s subsidiaries form part of the restructuring measures previously announced by the Group.

Press release of December 3, 2002* — Restructuring Measures for its Submarine Network and Optical Fiber Activities in France

Alcatel increased the restructuring of its optics activity, initiated 18 months ago throughout its worldwide facilities, in order to adapt to the persistent crisis in the submarine network and optical fiber markets. The global submarine network market, which has always been cyclical, is today experiencing an unprecedented crisis. It will have declined by more than 80% between 2000 and 2002 (estimated). The global optical fiber market will have decreased by 60% over the same period. The over-capacities of both these activities are leading Alcatel to take the following measures in its French sites, whose activity is largely dedicated to world-wide markets: — The optical fiber site in Conflans Sainte-Honorine (Yvelines), which employs 380 people, should be closed down by end 2003. After restructuring, its R&D activity will be transferred to the Douvrin (Pas-de-Calais) site and its central functions to another Alcatel site in the Paris region. The total transfer concerns 90 positions. — In Calais (Pas-de-Calais), the submarine network headcount will be reduced by 280 positions by end 2003. Alcatel employs 745 people in Calais for the whole of its submarine networks and optical fiber activities. — In Ormes (Loiret), the submarine network manpower will be reduced by 70 positions by end 2003. Alcatel has 830 employees in Ormes.

Regarding its outlook, Alcatel continues to invest significantly in new generation technologies and the reception with its customers is positive. They are trying to generate new sources of revenue that will reduce their operating costs. Particular attention is being paid to the growth of intelligent networks, which include optical, mobile and enterprise, in order to develop broadband capacity.

Markets have been depressed during the full year 2002, without, for the moment, showing any signs of recovery. For the fourth quarter, Alcatel anticipates double digit sequential growth, due to a seasonality effect. Income from operations should improve, excluding any exceptional provisions that would be necessary resulting from a further deterioration in market conditions in 2003 that cannot be predicted at the current time. Taking into account the third quarter performance, net debt at the end of 2002 should be less that €2.0 billion.

Press releases related to Alcatel’s subsidiaries is part of the restructuring measures previously announced by the Group. *Text quoted from corresponding press releases are accessible at Alcatel’s web site (www.alcatel.com or www.alcatel.fr), or upon request from Alcatel’s Headquarters.

*  *  *

Moody’s press release — Moody’s downgrades Alcatel’s long term credit rating.

Moody’s has downgraded the Alcatel credit rating from Ba1 to B1.

Outlook for the fourth quarter of 2002 and for the 2003 financial year

Turnover in the fourth quarter should increase by more than 20% compared with the third quarter. This is in line with seasonal variation seen at Alcatel, but at the upper end of the range as a result of sustained in access, in particular in broad-band technology.

Thanks to continued reductions in fixed costs, the operating profits for the fourth quarter for 2002 should be close to balanced before reserve for depreciation of inventories.

A preliminary analysis of market trends in 2003 confirms that probability of a continued deterioration compared with 2002. In order to prepare cautiously will, as announced, record additional provisions in the fourth quarter which should not prevent a significant improvement in operating profits compared with the third quarter. As regard the current restructuring programme, and as previously announced, this programme is proving well adapted to reaching the goal of a balanced operating profit in 2003.

Alcatel continues to believe that it can meet all its financial obligations.